Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT
between
NRP (Operating) LLC

as Seller
and
VantaCore Intermediate Holding, LLC

as Buyer
dated as of November 16, 2018

i

EXHIBITS:

Exhibit A	Working Capital Adjustment Principles	A-1
Exhibit B	Form of Assignment Agreement	B-1
Exhibit C	Form of Transition Services Agreement	C-1
Exhibit D	Form of Escrow Agreement	D-1

PURCHASE AND SALE AGREEMENT
This PURCHASE AND SALE AGREEMENT, dated as of November 16, 2018 (this "Agreement"), is entered into by and between NRP (Operating) LLC, a Delaware limited liability company ("Seller"), and VantaCore Intermediate Holding, LLC, a Delaware limited liability company ("Buyer").
WHEREAS, Seller is the owner of all of the Equity Interests (collectively, the "Interests") in VantaCore Partners LLC, a Delaware limited liability company (the "Company");
WHEREAS, the Company, through the Operating Companies (as defined below) engages in the business of owning, leasing and/or operating (i) limestone quarries, whether surface, subsurface or otherwise, (ii) an underground limestone mine, (iii) sand and/or gravel plants, (iv) asphalt plants, and/or (v) marine terminals, and/or providing paving, contracting and/or aggregate brokerage services (collectively, and together with all other businesses as presently conducted by any of the Acquired Companies, the "Business");
WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Interests on the terms and subject to the conditions set forth herein; and
WHEREAS, capitalized terms used herein without definition have the respective meanings set forth in Article XII.
NOW, THEREFORE, in consideration of the premises and mutual promises contained herein, the terms and provisions set forth herein, the mutual benefits to be gained by the performance thereof and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
PURCHASE AND SALE

SECTION 1.1    Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing, Buyer agrees to purchase from Seller, and Seller agrees to convey to Buyer, the Interests, free and clear of all Liens (except for Liens (i) arising under applicable securities Laws or (ii) created by Buyer or any of its Affiliates).
SECTION 1.2    Calculation of Purchase Price.
(a)    Purchase Price. The aggregate purchase price to be paid by Buyer in respect of the purchase and sale described in Section 1.1 shall be $205,000,000 (the "Base Purchase Price"), as such amount is adjusted pursuant to Sections 1.2(b) and 1.2(c) (the "Purchase Price").
(b)    Closing Adjustment.
(i)    No later than three Business Days before the Closing Date, Seller will prepare and deliver to Buyer (A) an estimated unaudited consolidated balance sheet of the Company at and as of 12:01 A.M. Central time on the Closing Date (the "Estimated Closing

Balance Sheet") and (B) a statement setting forth Seller's good faith estimate of each of (i) the amount of the Closing Cash, (ii) any Closing Working Capital Surplus, (iii) any Closing Working Capital Deficiency, (iv) the Transaction Expenses, (v) the amount of Closing Indebtedness and (vi) the Closing Adjustment Amount resulting therefrom (such statement, the "Estimated Closing Statement"). Upon delivery of the Estimated Closing Statement, Buyer and its Representatives, including Buyer's independent accountants, will be entitled to review, during normal business hours and upon reasonable advance notice, the books and records of the Acquired Companies relevant to the preparation of the Estimated Closing Balance Sheet and the Estimated Closing Statement as Buyer may reasonably request, and to discuss such books and records with senior management of the Acquired Companies for the purpose of reviewing the Estimated Closing Balance Sheet or Estimated Closing Statement, and Seller shall consider in good faith any comments from Buyer with respect to the amounts and calculations contained therein. To the extent that, prior to Closing, Buyer and Seller agree in writing on any changes to the amounts set forth in the Estimated Closing Balance Sheet or the Estimated Closing Statement, the Estimated Closing Balance Sheet or the Estimated Closing Statement, as applicable, shall be revised to reflect such agreed-upon amounts; for the avoidance of doubt (but without limiting Section 1.2(c)), if Buyer and Seller are unable to resolve any differences with respect to the amounts set forth in the Estimated Closing Balance Sheet or the Estimated Closing Statement prior to the Closing, then with respect to any amounts which remain in dispute, the amounts of Closing Cash, Closing Working Capital Surplus, Closing Working Capital Deficiency, Transaction Expenses, Closing Indebtedness or the Closing Adjustment Amount as reflected in the Seller's initial Estimated Closing Statement shall be used for purposes of calculating the Estimated Purchase Price on the Closing Date. From and after 12:01 A.M. Central time on the Closing Date through the Closing, no Acquired Company shall pay or otherwise remit or distribute any Cash to any Person (other than payments to unaffiliated third-party trade creditors in the ordinary course of business in respect of liabilities included in Closing Working Capital taken into account in calculating the Closing Working Capital Surplus or Closing Working Capital Deficiency, as applicable).
(ii)    The "Closing Adjustment Amount" shall be an aggregate amount equal to, without duplication, (A) the amount of any Closing Cash, minus (B) the amount of the Transaction Expenses, plus or minus, as applicable, (C) the amount of any Closing Working Capital Surplus or any Closing Working Capital Deficiency, as applicable, and minus, (D) the amount of any Closing Indebtedness, in each case, as set forth in the Estimated Closing Statement. If the Closing Adjustment Amount is a positive number, the Base Purchase Price shall be increased by the amount of the Closing Adjustment Amount for purposes of calculating the Estimated Purchase Price. If the Closing Adjustment Amount is a negative number, the Base Purchase Price shall be decreased by the absolute value of the amount of the Closing Adjustment Amount for purposes of calculating the Estimated Purchase Price. The Base Purchase Price as adjusted by the Closing Adjustment Amount pursuant to this Section 1.2(b)(ii) shall be the "Estimated Purchase Price".
(c)    Post-Closing Adjustment.
(i)    No earlier than 30 days and no later than 75 days following the Closing Date, Buyer will deliver to Seller an unaudited consolidated balance sheet of the Company at and as of 12:01 A.M. Central time on the Closing Date (the "Closing Balance Sheet") and a statement setting forth its good faith determination of the amount of (i) the Closing Cash, (ii) the final amount of Transaction Expenses, (iii) any Closing Working Capital Surplus, (iv) any Closing Working Capital Deficiency, (v) the Closing Indebtedness and (vi) the Post-Closing Adjustment Amount resulting therefrom (such statement, the "Closing Statement"). After receipt of the Closing Balance Sheet and the Closing Statement, Seller shall have 30 days (the "Review Period") to review the Closing Balance Sheet and the Closing Statement. During the Review Period, Seller and its Representatives, including Seller's independent accountants, will be entitled to review, during normal business hours and upon reasonable advance notice, the books and records of the Company used in the preparation of the Closing Balance Sheet and the Closing Statement as Seller may reasonably request, and to discuss such books and records with senior management of the Company for the purpose of reviewing the Closing Balance Sheet and the Closing Statement.
(ii)    On or prior to the last day of the Review Period, Seller may object to the Closing Balance Sheet and the Closing Statement by delivering to Buyer a written statement setting forth Seller's objections in reasonable detail, indicating each disputed item, amount in dispute and the basis for Seller's disagreement therewith (the "Statement of Objections"). If Seller fails to deliver the Statement of Objections prior to the expiration of the Review Period, the Closing Balance Sheet, the Closing Statement and the Post-Closing Adjustment Amount proposed by Buyer shall be deemed to have been accepted by Seller. If Seller delivers the Statement of Objections prior to the expiration of the Review Period, Seller and Buyer shall negotiate in good faith to resolve such objections for 30 days after the delivery of the Statement of Objections (the "Resolution Period"), and, if the same are so resolved within the Resolution Period, the Closing Balance Sheet, the Closing Statement and the resulting Post-Closing Adjustment Amount with such changes as may have been previously agreed in writing by Seller and Buyer, shall be final and binding.
(iii)    If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (the "Disputed Amounts") shall be submitted for resolution to the office of Houlihan Lokey, Inc. (the "Independent Valuation Firm") who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and adjust the Closing Balance Sheet, the Closing Statement and the resulting Post-Closing Adjustment Amount accordingly, if necessary, based on the Independent Valuation Firm's resolution of the Disputed Amounts. The Independent Valuation Firm shall only decide the specific items under dispute by the parties. The Independent Valuation Firm shall make a determination as promptly as reasonably practicable within 30 days (or such other time period as the parties hereto shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and any adjustments to the Closing Balance Sheet, the Closing Statement and the resulting Post-Closing Adjustment Amount shall be based solely upon the memoranda and supporting material provided by the parties hereto, and not pursuant to any independent review, and shall be conclusive and binding upon the parties hereto (absent fraud or manifest error). In resolving any Disputed Amount, the Independent Valuation Firm shall be bound by the Working Capital Adjustment Principles, the applicable definitions set forth in this Agreement and the other requirements of this Section 1.2(c) and shall not assign a value to any item greater than the greatest value for such item claimed by either party or less than the smallest value for such item claimed by either party. The fees and expenses of the Independent Valuation Firm shall be paid by Seller, on the one hand, and by Buyer, on the other hand, based upon the percentage of the Disputed Amounts contested but not awarded to Seller or Buyer, respectively.
(iv)    The "Post-Closing Adjustment Amount" shall be an amount equal to, without duplication, (A) the amount of any Closing Cash, minus (B) the amount of the Transaction Expenses, plus or minus, as applicable, (C) the amount of any Closing Working Capital Surplus or any Closing Working Capital Deficiency, as applicable, minus (D) the amount of any Closing Indebtedness, in each case, as set forth in the Closing Statement as finally determined pursuant to this Section 1.2(c). If the Post-Closing Adjustment Amount is a positive number, the Base Purchase Price shall be increased by the amount of the Post-Closing Adjustment Amount for purposes of calculating the Final Purchase Price. If the Post-Closing Adjustment Amount is a negative number, the Base Purchase Price shall be decreased by the absolute value of the amount of the Closing Adjustment Amount for purposes of calculating the Final Purchase Price. The Base Purchase Price as finally adjusted by the Post-Closing Adjustment Amount pursuant to this Section 1.2(c) shall be the "Final Purchase Price".
(v)    If the Final Purchase Price is less than the Estimated Purchase Price (the amount of such difference, if any, the "Overpayment Amount") (i) Buyer shall be entitled to receive, and Buyer and Seller shall cause the Escrow Agent to distribute from the Purchase Price Adjustment Escrow Amount to Buyer, an amount equal to the Overpayment Amount (up to the amount of the Purchase Price Adjustment Escrow Amount) and, to the extent that the Purchase Price Adjustment Escrow Amount is less than the Overpayment Amount, Seller shall pay to Buyer an aggregate amount equal to the difference between the Overpayment Amount and the Purchase Price Adjustment Escrow Amount by wire transfer of immediately available funds to an account specified by Buyer, and (ii) Seller shall be entitled to receive, and Buyer and Seller shall cause the Escrow Agent to distribute to Seller by wire transfer of immediately available funds to an account specified by Seller, the remaining portion, if any, of the Purchase Price Adjustment Escrow Amount after payment of the Overpayment Amount to the Buyer. If the Final Purchase Price is more than the Estimated Purchase Price (the amount of such difference, if any, the "Underpayment Amount"), then (i) Buyer shall pay to Seller an amount equal to the Underpayment Amount, and (ii) Buyer and Seller shall cause the Escrow Agent to distribute to Seller by wire transfer of immediately available funds to an account specified by Seller, an amount equal to the Purchase Price Adjustment Escrow Amount. Any payment or instruction to the Escrow Agent pursuant to this Section 1.2(c)(v) shall be made, on the later of (1) the second (2nd) Business Day after acceptance by Seller of the Closing Balance Sheet and the Closing Statement (as contemplated by Section 1.2(c)(ii) above) or (2) the second (2nd) Business Day following resolution of any Disputed Amounts as contemplated by Section 1.2(c)(ii) or Section 1.2(c)(iii) above. Any amounts payable by either party pursuant to this Section 1.2(c)(v) may not be reduced by or set-off against any amounts payable (whether at such time or in the future or upon the occurrence of a contingency) by the recipient or any Affiliate of the recipient to the payor or any Affiliates of the payor. Any payment pursuant to this clause (v) shall be made by wire transfer of immediately available funds to an account designated by Seller or Buyer, as applicable.
SECTION 1.3    Withholding. Notwithstanding any other provision in this Agreement, Buyer or the Acquired Companies shall have the right to deduct and withhold any required Taxes from any payments to be made hereunder; provided, however, except with respect to payments in the nature of compensation to be made to employees or former employees, Buyer shall provide Seller with a written notice of Buyer's intention to withhold at least three (3) Business Days prior to any such withholding and Buyer and Seller shall use commercially reasonable efforts to minimize any such Taxes. To the extent that amounts are so withheld and paid to the appropriate Taxing Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to Seller or any other recipient of payment in respect of which such deduction and withholding was made.
ARTICLE II
CLOSING

SECTION 2.1    Closing. Upon the terms and subject to the conditions contained herein, the closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Suite 2500, Houston, Texas, 77002 at 9:00 a.m., Central time, on the later of (a) the tenth Business Day following the date of this Agreement (provided that all conditions set forth in Articles VIII and IX have been satisfied or waived (other than any conditions to be satisfied through the making of payments or the delivery of documents at the Closing, but subject to the satisfaction or waiver of such conditions in accordance with this Agreement as of such tenth Business Day)) and (b) the third Business Day following the date on which all conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Articles VIII and IX have been satisfied or waived (other than any conditions to be satisfied through the making of payments or the delivery of documents at the Closing, but subject to the satisfaction or waiver of such conditions in accordance with this Agreement), or at such other time and date as the parties may agree (the time and date of the Closing, the "Closing Date").
SECTION 2.2    Deliveries by Seller.
(a)    At the Closing, Seller shall deliver, or shall cause to be delivered, to Buyer each of the following:
(i)    a counterpart of an assignment of the Interests in substantially the form of Exhibit B ("Assignment Agreement") evidencing the assignment and transfer to Buyer of the Interests, duly executed by Seller;
(ii)    a certificate of the Company to the effect that each of the conditions set forth in Sections 8.1, 8.2 and 8.5 have been satisfied, dated the Closing Date and signed on behalf of the Company by a duly authorized person;
(iii)    evidence of releases of all Liens securing any Indebtedness of the Acquired Companies that are burdening the Interests and/or the Company Assets for which Seller delivered guaranty release letters pursuant to Section 6.15, including UCC‑3 termination statements, releases and/or satisfactions of mortgages or deeds of trust in recordable form, terminations of landlord waivers, terminations of account control agreements, and release documents acceptable for recordation in any domestic or foreign intellectual property office, department or agency, required to evidence such Lien releases;
(iv)    certificate complying with Treas. Reg. § 1.1445-2(b)(2) which evidences the non-foreign status of Seller (or, if Seller is disregarded as an entity separate from another Person for U.S. federal income Tax purposes, such other Person);
(v)    resignations of each the members of the Acquired Companies' respective boards of managers of the Acquired Companies identified in writing by Buyer at least two (2) Business Days prior to the Closing;
(vi)    any corporate books and records and other property of the Acquired Companies in its possession or control;
(vii)    the Escrow Agreement, duly executed by Seller and the Escrow Agent;
(viii)    the Transition Services Agreement, duly executed by Seller; and
(ix)    fully-executed copies of the release letters required by Section 6.15.
SECTION 2.3    Deliveries by Buyer.
(a)    At the Closing, Buyer shall deliver, or shall cause to be delivered, each of the following:
(i)    to Seller, a counterpart of the Assignment Agreement, duly executed by Buyer;
(ii)    to Seller, an amount equal to (A) the Estimated Purchase Price, minus (B) the Purchase Price Adjustment Escrow Amount by wire transfer of immediately available funds to such account(s) as Seller shall have specified to Buyer at least two (2) Business Days prior to the Closing;
(iii)    to each holder of Transaction Expenses payable by an Acquired Company as specified in the Transaction Expense Invoices, the amount of applicable Transaction Expenses by wire transfer of immediately available funds to such account as specified in the Transaction Expense Invoices;
(iv)    a certificate to the effect that each of the conditions set forth in Sections 9.1 and 9.1(a) hereof have been satisfied, dated the Closing Date and signed on behalf of Buyer by a duly authorized person;
(v)    to the Escrow Agent, an amount equal to the Purchase Price Adjustment Escrow Amount; and
(vi)    to Seller, the Transition Services Agreement, duly executed by Buyer.

SECTION 2.4    Proceedings at Closing. All proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
Seller represents and warrants as to itself only to Buyer as of the date of this Agreement and as of the Closing that, except as disclosed in the Disclosure Schedules (subject to Section 13.13):

SECTION 3.1    Organization; Power and Authority. Seller is a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware. Seller has all requisite limited liability company power and authority to own the Interests.
SECTION 3.2    Authorization; Execution and Validity. Seller has all requisite limited liability company power and authority to execute and deliver this Agreement and any other Transaction Document to which it is a party, perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and any other Transaction Document by Seller, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary limited liability company action on the part of Seller. This Agreement and each other Transaction Document to which Seller is a party has been or will be duly and validly executed and delivered by Seller and, assuming the due and valid execution and delivery of this Agreement and any other such agreement by Buyer, constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.
SECTION 3.3    No Violation. The execution and delivery by Seller of this Agreement and any other Transaction Document to which it is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not (i) violate or result in a breach of any provision of the Organizational Documents of NRP or Seller, (ii) except as set forth on Schedule 3.3, constitute а breach of, violation of, default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or require the Consent of any third party under, any material Contract to which NRP or Seller is a party, other than any such breach, violation, default, termination, amendment, acceleration, cancellation or Consent which would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement or any such other Transaction Document or (iii) except for the filing by or on behalf of Seller or its "ultimate parent entity" of notification with the Federal Trade Commission (the "FTC") or the Antitrust Division of the United States Department of Justice (the "DOJ") under the HSR Act and the expiration of the applicable "waiting period" thereunder and filings and notifications required to be made pursuant to applicable securities Laws (including the rules and regulations of the Securities Exchange Commission) and the rules and regulations of the New York Stock Exchange, (A) result in a violation of any Law or Order applicable to NRP or Seller or (B) require the Consent of any Governmental Authority under any Law or Order applicable to NRP or Seller, other than any such violation or Consent which, if not made or obtained, would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement or any such other Transaction Document.
SECTION 3.4    Title to the Interests. Seller has good and valid title to all of the Interests and all of the Interests are owned beneficially and of record by Seller, free and clear of any Liens, other than (i) restrictions on transfer under federal and state securities laws, (ii) restrictions set forth in Seller's Organizational Documents or (iii) Liens that have been or will be released prior to Closing. Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of the Interests that will survive the Closing or any Contract that could require Seller to sell, transfer or otherwise dispose of any of the Interests (other than this Agreement).
SECTION 3.5    No Litigation. As of the date hereof, there are no Legal Proceedings or Claims pending or threatened in writing, against NRP or Seller (i) that question the validity of this Agreement, the transactions contemplated hereby or any action taken or to be taken by NRP or Seller in connection with, or which seek to enjoin or materially delay or prevent this Agreement or the transactions contemplated hereby, or (ii) that would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the ability of Seller to consummate the transactions contemplated by this Agreement or the other Transaction Documents.
SECTION 3.6    Fees. Other than fees owing to Credit Suisse Securities (USA) LLC, Seller has not paid nor could become obligated to pay any fee or commission to any broker, finder or other intermediary in connection with the transactions contemplated by this Agreement for which Buyer or any Acquired Company could have any responsibility or Liability.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Seller hereby represents and warrants to Buyer as of the date of this Agreement and as of the Closing that, except as disclosed in the Disclosure Schedules (subject to Section 13.13):

SECTION 4.1    Organization. Each Acquired Company has been duly organized and is validly existing and in good standing as a limited liability company under the laws of the State of Delaware, has the requisite limited liability company power and authority to own, lease and operate its properties and assets and to conduct its business as it is now being conducted, and is duly qualified or registered as a foreign limited liability company for the transaction of business and is in good standing under the laws of each jurisdiction in which it owns, leases or operates property or assets, or conducts any business, so as to require such qualification or registration except where the failure to be so qualified or registered would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Seller has made available to Buyer an accurate and complete copy of each Acquired Company's Organizational Documents, in each case, as amended, and each as so delivered is in full force and effect. No Acquired Company is in violation of any provision of any such document in any material respect. Schedule 4.1 sets forth a list of each manager and officer of each of the Acquired Companies as of the date hereof.

SECTION 4.2    Capitalization. The only issued and outstanding Equity Interests of the Company consist of the Interests. The Interests have been duly authorized and validly issued in accordance with the Organizational Documents of the Company and are fully paid (to the extent required under the Organizational Documents of the Company) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the DLLCA). There are no contractual obligations of any Acquired Company (contingent or otherwise) to pay any previously declared dividend or distribution or repurchase, redeem or otherwise acquire any Equity Interests of any Acquired Company that will survive, or that any of the Acquired Companies will have any liability for or under following, the Closing. Except as set forth on Schedule 4.2, there are no Contracts in effect with respect to the voting or transfer of any Equity Interests of the Company except for this Agreement. There are no bonds, debentures, notes or other indebtedness of any Acquired Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which any holder of Equity Interests of any Acquired Company may vote. None of the Equity Interests of the Acquired Companies are certificated.
SECTION 4.3    Ownership. The Company is the sole member of each of the Operating Companies and holds a 100% membership interest in each; each such membership interest has been duly authorized and validly issued in accordance with the respective Organizational Documents of such Operating Company in which such membership interest applies and is fully paid (to the extent required under the Organizational Documents of such Operating Company) and nonassessable (except as such nonassessability may be affected by Section 18-607 of the DLLCA) and such membership interests are the only Equity Interests of each Acquired Company. Other than the Company's ownership of a 100% membership interest in each of the Operating Companies, the Company does not own, nor has ever owned during Seller's ownership of the Acquired Companies, directly or indirectly (beneficially or of record), any Equity Interest or debt securities of any Person. No Acquired Company owns, nor has ever owned during Seller's ownership of the Acquired Companies, directly or indirectly (beneficially or of record), any Equity Interest or debt securities of any Person other than another Acquired Company. No Acquired Company has any obligation to make any future equity investment in any Person. Except as set forth on Schedule 4.3, no Acquired Company is party to any joint venture or similar arrangement or relationship. Except as set forth on Schedule 4.3, there are no outstanding options, warrants, calls, preemptive rights, subscription rights, purchase rights, exchange rights, convertible securities or other agreements or commitments of any character pursuant to which any Acquired Company is or may be obligated to issue or sell an issued or unissued Equity Interests in such Acquired Company. Except as set forth on Schedule 4.3, there are no issued or authorized phantom equity, profit participation or similar rights with respect to any of the Acquired Companies that are the obligations of any of the Acquired Companies. There are no voting trusts, proxies or other similar agreements or understandings with respect to the Equity Interests in any Acquired Company.
SECTION 4.4    No Violation. The execution and delivery by Seller of this Agreement or any other Transaction Document to which it is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not (a) violate or result in a breach of any provision of the Organizational Documents of any Acquired Company, (b) except as set forth on Schedule 4.4, constitute a breach of, violation of, а default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or require the Consent of any third party under, any Material Contract or any Real Estate Lease, other than any such breach, violation or default which would not be material to the Acquired Companies, taken as a whole or (c) except for the filing by or on behalf of Seller or its "ultimate parent entity" of notification with the FTC or the DOJ under the HSR Act and the expiration of the applicable "waiting period" thereunder, (i) result in a violation of any Law or Order applicable to any of the Acquired Companies or (ii) require the Consent of any Governmental Authority under any Law or Order applicable to any of the Acquired Companies, other than any such violation or Consent which, if not made or obtained, would not be material to the Acquired Companies, taken as a whole.
SECTION 4.5    Financial Statements.
(a)    Schedule 4.5(a) contains true, correct and complete copies of: (i) the consolidated unaudited balance sheets of the Company as of December 31, 2017 and December 31, 2016, together with the related consolidated unaudited income statements of the Company for the years then ended (collectively, the "Year-End Financial Statements") and (ii) the unaudited consolidated balance sheet of the Company as of August 31, 2018 (the "Latest Balance Sheet"), together with the related unaudited consolidated income statement of the Company for the eight-month period then ended (the "Latest Financial Statements" and, together with the Year-End Financial Statements, the "Financial Statements"). The Financial Statements (i) have been prepared in accordance with GAAP, applied on a basis consistent with past practice and the principles used in the preparation of the Latest Financial Statements and (ii) fairly present, in all material respects, the financial condition and results of operations of the Acquired Companies as of the respective dates thereof and for the respective periods covered thereby, except, in each case, the Financial Statements do not contain footnote disclosures (which, if included, would not be, individually or in the aggregate, material).
(b)    The Acquired Companies are subsidiaries of NRP and accordingly are subject to its system of accounting controls sufficient to provide reasonable assurances that (i) the Business is operated in all material respects in accordance with management's general or specific authorization and with applicable Laws, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (iii) access to properties and assets is permitted in all material respects in accordance with management's general or specific authorization.
(c)    Schedule 4.5(c) sets forth a correct and complete list, as of the date hereof or such other date as specified in Schedule 4.5(c), of all Indebtedness of the Acquired Companies. The Acquired Companies will not, as of the Closing, have any Indebtedness or Transaction Expenses not taken into account in calculating the Estimated Purchase Price and the Final Purchase Price.
SECTION 4.6    No Undisclosed Liabilities. Except as set forth on Schedule 4.6, no Acquired Company has any Liability other than (i) Liabilities expressly set forth and adequately accrued and reserved against on the face of the Latest Balance Sheet (rather than in any notes thereto), (ii) Liabilities which have arisen (x) after the date of the Latest Balance Sheet in the Ordinary Course of Business or (y) under Contracts to which the Acquired Companies are a party or by which their assets are bound (none of which, in each case of clauses (x) and (y), is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law or Claim that would reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect), (iii) Liabilities otherwise expressly and specifically disclosed (subject to Section 13.13) in this Agreement or in any of the Disclosure Schedules, (iv) Liabilities incurred under this Agreement or the other Transaction Documents or constituting Transaction Expenses and (v) Liabilities that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
SECTION 4.7    No Litigation. As of the date of this Agreement, except as set forth on Schedule 4.7, there are no, and in the past three (3) years there has been no, material Legal Proceedings or Claims pending or threatened in writing, against any of the Acquired Companies, or pending or threatened in writing by any Acquired Companies against any Person. As of the date of this Agreement, to Seller's Knowledge, there are no, and in the past six (6) months there have been no, material Legal Proceedings or Claims pending or threatened in writing, against any of the officers or managers of the Acquired Companies relating to the Acquired Companies, the Business or the Company Assets. None of the Acquired Companies, the Business or the Company Assets is subject to any material Order.
SECTION 4.8    Absence of Certain Changes or Events.
(a)    Since December 31, 2017 until the date of this Agreement, there has not been any Event that has had or would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
(b)    Except as set forth on Schedule 4.8(b), since December 31, 2017 until the date of this Agreement, (i) each of the Acquired Companies has carried on and operated its respective business in the Ordinary Course of Business and, (ii) no Acquired Company has, except as set forth on Schedule 4.8(b), (A) taken any action which, if taken after the date hereof and prior to the Closing, would constitute a breach of any of the covenants set forth in clauses (v), (viii), (ix), (xi), (xvi) or (xix) of Section 6.2(b) or (B) suffered any damage, destruction or casualty loss whether or not covered by insurance which damage, destruction or casualty loss was material to the Acquired Companies, taken as a whole.
SECTION 4.9    Real Property.
(a)    Schedule 4.9(a) lists all real property owned by the Acquired Companies in fee (such real property, together with all buildings, improvements, fixtures, easements, rights of way, privileges and other rights and interests appurtenant thereto, as applicable, collectively, the "Owned Real Property"). The Acquired Companies have good and marketable fee simple title to such Owned Real Property, free and clear of all Liens except Permitted Liens. Except as set forth on Schedule 4.9(a): (i) there are no outstanding rights, options, rights of first refusal, rights of first offer, conditional sales or similar rights or agreements granting to any person or entity any right to purchase or lease the Owned Real Property (other than the rights of Buyer in connection with this Agreement), or any portion thereof or interest therein; (ii) to Seller's Knowledge: (1) there are no unrecorded agreements that would adversely affect the Acquired Companies' ability or right to own, use or transfer, pursuant to this Agreement or otherwise, the Owned Real Property; (2) the use and occupancy of the Owned Real Property and the operation of the Business thereon does not violate any easement, covenant, restriction or similar provision in any instrument of record affecting the Owned Real Property; and (3) no encumbrance or encroachment materially interferes with the ordinary conduct of the Business or of any Acquired Company's occupancy or use of any such Owned Real Property as currently occupied and used; and (iii) during Seller's ownership of the Acquired Companies, the Acquired Companies' possession and quiet enjoyment of the Owned Real Property has not been materially disturbed.
(b)    Schedule 4.9(b) lists all leases, office leases, surface leases and Mineral Leases pursuant to which the Acquired Companies lease or use real property in connection with the Business (together with any subleases, amendments, extensions and renewals thereof, and other agreements relating to, modifying or otherwise affecting the foregoing, each a "Real Estate Lease", and collectively, the "Real Estate Leases"). With respect to each Real Estate Lease, except as set forth on Schedule 4.9(b): (i) such Real Estate Lease is in full force and effect and constitutes a binding obligation of the applicable Acquired Company, enforceable against such Acquired Company, and to Seller's Knowledge, against the applicable lessor or sublessor in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors' rights generally and by general equitable principles; (ii) the transactions contemplated by this Agreement do not require the consent of any other party to such Real Estate Lease, will not result in such Acquired Company's material breach of or material default under, or permit termination, modification, or acceleration under, such Real Estate Lease, and will not otherwise cause such Real Estate Lease to cease to be enforceable and in full force and effect immediately following the Closing; (iii) to Seller's Knowledge, during Seller's ownership of the Acquired Companies the applicable Acquired Companies' possession and quiet enjoyment of the Leased Real Property under such Real Estate Lease has not been materially disturbed; (iv) no Acquired Company nor, to Seller's Knowledge, any other party to the Real Estate Lease, is in breach or default under such Real Estate Lease, and to Seller's Knowledge, as of the date hereof, no event has occurred or circumstance exists which, with the giving of notice or the passage of time or both, would constitute a material breach or default under any Real Estate Lease by the Acquired Companies or, to Seller's Knowledge, by any other party to any Real Estate Lease; (v) the lessee or sublessee under the particular Real Estate Lease either owns the improvements located on the lands covered by such lease or validly occupies such improvements in accordance with the terms of such lease free and clear of all Liens except Permitted Liens; (vi) no Acquired Company owes any brokerage commissions or finder's fee with respect to such Real Estate Lease; and (vii) no Acquired Company has assigned, transferred, sublet or collaterally assigned or granted any other security interest in such Real Estate Lease or any interest therein. Seller has made available to Buyer true and complete copies of each Real Estate Lease, together with all amendments, modifications or supplements thereto, as of the date hereof.
(c)    The Leased Real Property and the Owned Real Property (together, the "Real Property") constitutes all material interests in real property currently used in connection with the Business. To Seller's Knowledge, the Real Property has sufficient rights of physical and legal ingress and egress to and from a public street for the purposes for which it is presently being used. Except as provided in Schedule 4.9(c), none of the Acquired Companies is a lessor, sublessor or grantor under any lease, sublease, consent, license or other instrument granting to another party or entity any right to the possession, use, occupancy or enjoyment of the Real Property. The Acquired Companies have full right and authority to use and operate all of the improvements, if any, located on the Real Property, subject to applicable Law, the Real Estate Leases and the Permitted Liens.
(d)    There is no pending, or to Seller's Knowledge threatened, condemnation, eminent domain, rezoning, or appropriation proceedings or similar Legal Proceeding or special assessment affecting any of the Real Property, that would be reasonably likely to be material to the Acquired Companies, taken as a whole.
(e)    Except as provided in Schedule 4.9(e), no Acquired Company nor any of their respective Affiliates has entered into an executory letter of intent or similar contract or agreement contemplating the future purchase or lease of real property by an Acquired Company or otherwise for use in the Business. There are no outstanding termination fees related to any real property owned, leased, or licensed by any Acquired Company during Seller's period of ownership of the Acquired Companies.
SECTION 4.10    Permits. Schedule 4.10 lists all material Permits used or held by the Acquired Companies in connection with the ownership and operation of the Business (the "Scheduled Permits"). For the past three (3) years, the Scheduled Permits constitute all material Permits necessary for the continued ownership, occupancy, use and operation of the Business, its assets and properties (including the Real Property) in the manner in which they are presently or were previously owned and operated. Except as set forth on Schedule 4.10, the Scheduled Permits are, and for the past three (3) years have been, valid and in full force and effect and the Acquired Companies are not, and for the past three (3) years have not been, in material default, and no condition exists that with notice or lapse of time or both would constitute a material default under any of the Scheduled Permits. None of the Acquired Companies has received any written, or to Seller's Knowledge, other notification that any of the Scheduled Permits will not be renewed.
SECTION 4.11    Material Contracts.
(a)    Schedule 4.11(a) lists all of the following Contracts to which any of the Acquired Companies is a party or by which it or its assets are bound (collectively, but excluding Real Estate Leases and Software Licenses, the "Material Contracts"):
(i)    each Contract (excluding purchase orders) that resulted in aggregate monetary payments by any Acquired Company to a third party during the most recently completed fiscal year of the Company or that contains a commitment by any of the Acquired Companies to make aggregate monetary payments to a third party during the fiscal year ending December 31, 2018, in each case in an amount exceeding $200,000; provided, however, that a Contract that would otherwise be classified as a Material Contract pursuant to this Section 4.11(a)(i) shall not be so classified if such Contract may be terminated by the Acquired Company without penalty or premium upon notice of not more than 45 days;
(ii)    each Contract or purchase order that resulted in monetary receipts by any Acquired Company during the most recently completed fiscal year and the current fiscal year of the Company in an amount exceeding $200,000;

(iii)    each Contract granting royalties or similar payments to a third party;
(iv)    each Contract that purports to limit the freedom of any of the Acquired Companies to compete in any line of business, to conduct business in any geographic location or to freely engage in the Business anywhere in the world;
(v)    each Contract in excess of $200,000 that is for the purchase or sale of goods or services and has not been substantially completed by the Acquired Companies as of the date of this Agreement;
(vi)    each Contract constituting a partnership, joint venture, collaboration, strategic alliance or other similar Contract;
(vii)    each Contract that provides for the incurrence of Indebtedness of the Acquired Companies, the guaranty of Indebtedness of any Person by any Acquired Company or otherwise relating to Indebtedness of the Acquired Companies;
(viii)    each Contract between one or more of the Acquired Companies, on the one hand, and any Affiliate of the Acquired Companies or present or former employee of the Acquired Companies, on the other hand (including any Contract providing for (A) compensation or the acceleration of benefits in connection with the consummation of the transactions contemplated by this Agreement or (B) the indemnification of such Affiliate or Employee by the Acquired Companies);
(ix)    each Government Contract with total consideration in excess of $100,000;
(x)    each Contract relating to the acquisition, sale, disposition or lease of all or a material portion of any operating business, assets or Equity Interests of another Person, including the Acquired Companies (whether by merger or otherwise), entered into in the last three (3) years;
(xi)    each Contract that (A) contains most favored customer pricing provisions with any third party or (B) grants any exclusive rights, rights of first refusal or rights of first negotiation;
(xii)    each Contract pursuant to which any Acquired Company purchases goods or services (other than on a purchase order basis) that is a Contract with a mandatory take or pay or similar purchase requirement for all or a portion of such Acquired Company's purchase obligations with respect to such good or service;
(xiii)    each Contract that is a settlement, conciliation, covenant not to sue, concurrent use, consent to use, or similar agreement or pursuant to which any Acquired Company has any monetary or other material obligation after the date of this Agreement;
(xiv)    each Contract (A) relating to the grant of rights to any Intellectual Property that is material to the conduct of the Business, including any Contracts relating to the licensing of material Intellectual Property by or to any of the Acquired Companies (other than implied licenses granted in the Ordinary Course of Business) or (B) affecting any of the Acquired Companies' abilities to own, enforce, use, license, or disclose any, or providing for the development or acquisition of, any Intellectual Property material to the conduct of the Business, excluding, in each case, Software Licenses;
(xv)    each Contract containing any capital expenditure obligations after the date of this Agreement in excess of $100,000, individually;
(xvi)    each Contract providing for the provision of services to any Acquired Company by any Person on a consulting or independent contractor basis and providing for annual compensation in excess of $150,000 (other than arrangements in the Ordinary Course of Business that are terminable by the Acquired Companies at any time for any (or no) reason without penalty);
(xvii)    each Contract relating to Transaction Expenses defined in clauses (i), (ii) or (iii) of the definition of Transaction Expenses (other than Contracts relating to payroll taxes);
(xviii)    each Contract (other than customer or vendor agreements entered into in the Ordinary Course of Business) containing material indemnification or other contingent payment obligations;
(xix)    each Contract under which an Acquired Company has advanced or loaned any other Person amounts exceeding $100,000;
(xx)    each material power of attorney or other agency agreement; and
(xxi)    each Contract solely between or among Acquired Companies.
(b)    Seller has made available to Buyer true and complete copies of each Material Contract, together with all amendments, modifications or supplements thereto. As of the date hereof: (i) each Material Contract is in full force and effect and is the legal, valid and binding obligation of the Acquired Companies and, to Seller's Knowledge, the other parties thereto, subject to the Enforceability Exceptions, (ii) each Material Contract has not been terminated (and to Seller's Knowledge, no party to any of the Material Contracts has exercised any termination rights with respect thereto), and the Acquired Companies are not in material breach or default thereunder, and, to Seller's Knowledge, no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit a termination, modification or acceleration under such Material Contract and (iii) to Seller's Knowledge, no other party to any such Material Contract is in material breach or material default thereof.
SECTION 4.12    Compliance With Law. Each of the Acquired Companies is, and at all times during the past three (3) years has been, in compliance in all material respects with all Laws or Orders applicable to the Acquired Companies, the Business or the Company Assets. Except as set forth on Schedule 4.12, no Acquired Company has received any written or, to Seller's Knowledge, other notice alleging any material violation or material non-compliance with any Law or Order applicable to the Acquired Companies, the Business or the Company Assets which remains outstanding and unresolved.
SECTION 4.13    Taxes. Except as set forth on Schedule 4.13, (i) all income and other material Tax Returns required to be filed by the Acquired Companies during Seller's ownership of the Acquired Companies have been duly and timely filed with the appropriate Taxing Authority, (ii) each such Tax Return is true, correct and complete in all material respects, (iii) all material Taxes required to have been paid by the Acquired Companies during Seller's ownership of the Acquired Companies have been timely paid in full, (iv) all material Tax withholding and deposit requirements imposed with respect to any of the Company Assets or the Business during Seller's ownership of the Acquired Companies have been satisfied in full, (v) there are no Liens on any of the Company Assets or the Business that arose in connection with any failure (or alleged failure) to pay any Tax, except for Permitted Liens, (vi) there is no claim, audit, or examination currently in progress or pending, or to Seller's Knowledge, threatened, by any Taxing Authority in connection with any Tax with respect to any of the Company Assets or the Business, (vii) in the last three (3) years, no claim has ever been made by a taxing authority in a jurisdiction where any of the Acquired Companies does not file Tax Returns that such Acquired Company is or may be subject to taxation by such jurisdiction, (viii) none of the Acquired Companies has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or agreement is still in effect, and (ix) each of the Acquired Companies is, and at all times during its existence has been, properly classified as an entity disregarded as separate from NRP.
SECTION 4.14    Employees; Employee Relations.
(a)    There are no material investigations, lawsuits, grievances, claims or charges of employment discrimination, non-compliance with labor, employment or wage Laws or unfair labor practices against or involving the Acquired Companies pending, or, to Seller's Knowledge, threatened against any of the Acquired Companies. None of the Acquired Companies is, nor have they received notice indicating that any of their labor, wage or employment policies or practices are, currently subject to an audit or investigation by any Governmental Authority. The Acquired Companies are, and at all times for the past three (3) years have been, in compliance in all material respects with all applicable Laws and Contracts related to employment and labor. Except as would not result in material Losses for any of the Acquired Companies, each of them has fully and timely paid all salaries, wages, wage premiums, commissions, bonuses, and other compensation that has come due and payable to its current and former employees pursuant to any applicable Contract or Acquired Company policy, and each individual who is performing or within the past three (3) years has performed services for an Acquired Company and is or was classified and treated as an independent contractor or other non-employee service provider is and was properly classified as such for all applicable purposes.
(b)    The Acquired Companies are not party to or bound by any collective bargaining agreement or other Contract with a labor union, and no such agreement is being negotiated, nor have the Acquired Companies agreed to or become obligated to recognize any union or other collective bargaining representative as a representative of any employees, nor has any union or collective bargaining representative been certified as a representative of any employees of an

Acquired Company. The Acquired Companies have not experienced any strikes, claims of unfair labor practices, or other collective bargaining disputes. To Seller's Knowledge, no organizational efforts are presently being made or threatened by or on behalf of any labor union with respect to any employees of any Acquired Company and no such efforts have occurred within the past three (3) years.
(c)    Within the past three (3) years, none of the Acquired Companies has implemented any employee layoffs that required notification under the Worker Adjustment and Retraining Notification Act or any similar Law, and no such action is currently contemplated, planned or announced.
SECTION 4.15    Employee Benefit Matters.
(a)    Schedule 4.15(a) sets forth a true and complete list of each of the following (collectively referred to as the "Plans," and individually referred to as a "Plan") which is sponsored, maintained or contributed to (or required to be contributed to) by any of the Acquired Companies or with respect to which any Acquired Company has any current or contingent liability:
(i)    each "employee benefit plan," as such term is defined in Section 3(3) of ERISA, (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA); and
(ii)    each health plan, retirement, personnel policy, equity option plan, equity-based compensation plan or arrangement, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, retention, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, vacation, paid time off, fringe benefit and each other benefit or compensation plan, agreement, arrangement, program, practice, policy or understanding which is not described in this Section 4.15(a)(ii).
(b)    With respect to each Plan, other than (x) any Seller Retained Plans (as defined in Section 6.8(c) and (y) as set forth on Schedule 4.15(b), to the extent applicable, Seller has provided Buyer with copies of the following documents: (i) the most recent determination or opinion letter issued by the IRS with respect to each Plan that is intended to be qualified under Code §401(a); (ii) the most recent annual reports (IRS Forms 5500 series) required to be filed with respect to each such Plan; (iii) the current plan document and most recent summary plan description distributed to participants (and any summaries of material modifications thereto); and (iv) any pending voluntary correction filings and a description of any pending self-correction actions or other non-routine correspondence with any Governmental Authority related to any Plan (occurring within the previous three (3) years). With respect to each Seller Retained Plan, Seller has provided Buyer with (i) the most recent determination or opinion letter issued by the IRS with respect to each Plan that is intended to be qualified under Code §401(a) and (ii) the current summary plan description or (for any such plan that does not have a summary plan description) a written summary of such plan's material terms.

(c)    Except (x) as set forth on Schedule 4.15(c) and (y) with respect to the Seller Retained Plans, as could not result in any Liability to any Acquired Company, each Plan is, and has been, established, operated, and funded, in all material respects, in accordance with its terms and with all applicable Laws including, if applicable, ERISA, PPACA, and the Code and no event has occurred, and no condition exists, that has subjected, or would reasonably be expected to subject, any Acquired Company to any material Tax, fine, lien, penalty or other liability imposed by ERISA, the Code, PPACA or any other applicable Law. With respect to each Plan, all contributions, premiums, or other payments that are due have been timely made or paid, and any such amounts not yet due have been made or paid or properly accrued.
(d)    Each Plan that is intended to be qualified under Section 401(a) of the code has received a favorable determination letter, from the IRS as to its qualified stats under the Code or is maintained pursuant to a prototype document approved by the IRS, and is entitled to rely on a favorable opinion letter issued by the IRS with respect to such prototype document, and nothing has occurred that would reasonably be expected to adversely affect such Plan's qualified status.
(e)    Except (x) as set forth on Schedule 4.15(e) and (y) with respect to the Seller Retained Plans, as could not result in any Liability to any Acquired Company, no Plan is, and none of the Acquired Companies has any current or contingent liability or obligation with respect to (including on behalf of an ERISA Affiliate) (i) a multiemployer plan within the meaning of Section 3(37) of ERISA, (ii) a "defined benefit plan" (as such term is defined in Section 3(35) of the Code) or any other plan that is or was subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, (iii) a plan funded through a trust that is intended to be exempt from federal income taxation pursuant to Section 501(c)(9) of the Code, (iv) a "multiple employer plan" (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or (v) a "multiple employer welfare arrangement" (as such term is defined in Section 3(40) of ERISA). No Acquired Company has any current or contingent liability by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code.
(f)    Except (x) as set forth on Schedule 4.15(f) and (y) with respect to the Seller Retained Plans, as could not result in any Liability to any Acquired Company, no Plan, other than any Seller Retained Plan, provides, and no Acquired Company has promised to provide, post-termination or retiree welfare benefits to any Person beyond those required by COBRA.
(g)    There have been no "prohibited transactions" within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Plan that could reasonably be expected to result in any material liability to any Acquired Company.
(h)    Except as set forth on Schedule 4.15(h), in connection with the consummation of the transactions contemplated by this Agreement, either alone or in combination with any other event, no payments of money or other property, acceleration of benefits, or provisions of other rights have been or will be made hereunder, under any agreement contemplated herein, or under any Plan, that would be reasonably likely to be nondeductible under Section 280G of the Code, whether or not some other subsequent action or event would be required to cause such payment, acceleration, or provision to be triggered. The transactions contemplated by this Agreement, either alone or in combination with any other event, will not accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director, equityholder or other service provider of any Acquired Company under any Plan.
(i)    Each Plan, other than, with respect to the Seller Retained Plans only, as could not result in any Liability to any Acquired Company, which is a "non-qualified deferred compensation plan" (as such term is defined in Section 409A(d)(1) of the Code) is in a written form that complies with the requirements of Section 409A of the Code and final regulations issued and outstanding thereunder, such that it would not reasonably be expected that in the event of an audit by the Internal Revenue Service of either the Company or any individual participating in such Plan, the additional tax described in Section 409A(a)(1)(B) would be assessed against any such participant with respect to benefits due or accruing under such Plan. No Acquired Company has any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code.
SECTION 4.16    Environmental Matters.
(a)    The Acquired Companies, Company Assets, Real Property and Business, and the operations of the Acquired Companies, including with respect to each of the foregoing are, and since January 1, 2017 have been, in compliance with all applicable Environmental Laws, in all material respects.
(b)    The Acquired Companies are not subject to any material Environmental Claim and have not received any injunction, notice of violation, noncompliance, or enforcement or any notice of investigation, inquiry, or remediation from any Governmental Authority claiming or relating to a material violation of, or potential material Liability under any Environmental Laws that remains outstanding and unresolved.
(c)    During Seller's ownership of the Acquired Companies, there has been no release of Hazardous Materials under or from any of such Real Properties or in connection with the Business or the former operations or holdings of the Acquired Companies that would be reasonably likely to give rise to any material Liability under Environmental Laws. There are no pending material remediations, abatements, removals, or ongoing monitoring of Hazardous Materials required under any Environmental Laws with respect to the Company Assets, Real Property or Business or with respect to the former operations or holdings of the Acquired Companies.
(d)    The Acquired Companies have not received any material Environmental Claim or other written notice asserting an alleged material Liability under any applicable Environmental Laws with respect to any release of any Hazardous Materials at any location including offsite of the Real Properties that remains outstanding and unresolved.
(e)    Except as set forth on Schedule 4.16(e), to Seller's Knowledge, the Acquired Companies have made available to Buyer all material environmental reports, material studies, analyses, or correspondence on environmental matters in its possession or control relating to its current and former properties or operations, including copies of all notices and communications with Governmental Authorities related to any material non-compliance with or material liabilities under any Environmental Laws by the Acquired Companies.

SECTION 4.17    Insurance. Schedule 4.17 sets forth a true and complete list of all policies, binders, and insurance contracts under which the Business or any of the Company Assets are insured as of the date hereof or which are maintained for the benefit of any of the Acquired Companies, including all "self-insurance" programs (the "Insurance Policies"). Each of the Insurance Policies is in full force and effect with all premiums due having been paid in full, and no Acquired Company is in material default under any of the Insurance Policies and has not received any written or, to Seller's Knowledge, other notice of cancellation, termination, non-renewal or denial of coverage with respect to any Insurance Policy. Except as set forth on Schedule 4.17, as of the date hereof, none of the policy limits under any of the Insurance Policies have been materially eroded by the payment of claims. As of the date hereof, there is no material claim pending under any Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriter of such insurance policy. At no time during the Seller's ownership of the Acquired Companies has there been any material lapse in coverage of the insurance carried by the Acquired Companies. None of the Insurance Policies provide for any retrospective premium adjustment or other experience-based liability on the part of any Acquired Company. The consummation of the transactions contemplated hereby is not considered a "change of control" as such term (or any similar term) is defined in the directors' and officers' liability insurance policy(ies) which are maintained for the benefit of any of the Acquired Companies or any of their directors and officers by NRP or Seller.
SECTION 4.18    Assets Necessary to the Business. Except as set forth on Schedule 4.18, the Company Assets include all of the material assets and properties used or held for use, necessary, sufficient and adequate for the conduct and operation of the Business immediately following the Closing as the Business has been conducted by the Acquired Companies during the twelve (12)-month period preceding the Closing Date. Except as set forth on Schedule 4.18, the Acquired Companies have good title to, or a valid leasehold interest in, the Company Assets, free and clear of all Liens (other than properties and assets disposed of in the Ordinary Course of Business since the date of the Latest Balance Sheet and except for Liens disclosed on the Latest Balance Sheet (including any notes thereto) and for Permitted Liens). The material tangible personal property of the Business is adequate for the uses to which it is currently being put and, to Seller's Knowledge, is in good operating condition, subject to normal wear and tear and maintenance in the Ordinary Course of Business.
SECTION 4.19    Fees. Neither the Company nor any Operating Company has paid or could become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.
SECTION 4.20    International Trade and Anti-Corruption. None of the Acquired Companies, nor to Seller's Knowledge, any of their respective officers, directors or employees, nor to Seller's Knowledge, any agent or other third party representative acting on behalf of any Acquired Company is currently, or has been during Seller's ownership of the Acquired Companies: (i) a Sanctioned Person, (ii) organized, resident or located in a Sanctioned Country or (iii) engaging in any dealings or transactions with any Sanctioned Person or in any Sanctioned Country, to the extent such activities violate applicable Sanctions Laws or Ex-Im Laws.

SECTION 4.21    Intellectual Property.
(a)    Schedule 4.21(a) includes a true and complete list of all issued, registered, or currently pending and applied for Intellectual Property that is owned by any of the Acquired Companies. The Company Owned IP is subsisting, and to Seller's Knowledge, valid and enforceable. The Acquired Companies (i) solely own and possess all right, title, and interest in and to the Company Owned IP, and (ii) have sufficient rights to all other Business IP, in each case of (i) and (ii), free and clear of all Liens, other than Permitted Liens. None of the Acquired Companies or Seller, or the conduct of any of their respective businesses has infringed, misappropriated, diluted, or otherwise violated any Intellectual Property of any Person. To Seller's Knowledge, no Person has infringed, misappropriated, diluted, or otherwise violated any of the Company Owned IP.
(b)    None of the Acquired Companies have experienced or been materially and adversely affected by a Security Incident. The transactions contemplated by this Agreement shall not materially impair any right, title, or interest of any of the Acquired Companies in or to any Business IP or Company Systems, and immediately subsequent to the Closing, the Business IP and Company Systems will be owned by, licensed to, or available for use by, the Acquired Companies on terms and conditions identical to those under which the Acquired Companies owned, licensed, or used, the Business IP and Company Systems immediately prior to the Closing, without the payment of any additional amounts or consideration.
SECTION 4.22    Affiliate Transactions. Schedule 4.22 contains a description of each arrangement or agreement (whether written or oral) pursuant to which (a) NRP or any of its controlled Affiliates (other than the Acquired Companies) or any of the officers, directors, managers or, to Seller's Knowledge, employees of NRP or any of its controlled Affiliates, provides any service, property (including, for the avoidance of doubt, any real or intellectual property), asset or loan to or engages in any other transaction with any Acquired Company or (b) any Acquired Company provides any service, property, (including, for the avoidance of doubt, any real or intellectual property) asset or loan to or engages in any other transaction with any of the officers, directors, managers or, to Seller's Knowledge, employees of NRP or of any of its controlled Affiliates, other than, in the case of each of clause (a) and (b), employment services provided in such Person's capacity as an employee or officer of any Acquired Company, NRP or any of NRP's controlled Affiliates and the compensation received therefor, other than purchases of inventory on arms' length terms in the Ordinary Course of Business. Except as set forth in Section 4.21, neither Seller nor any Non-Company Affiliate owns or has any right, title or interest in any Business IP or Company Systems.
SECTION 4.23    Customers; Suppliers.
(a)    Schedule 4.23(a) sets forth a list of the top ten (10) customers of each Operating Company (determined by the amount of total invoiced sales by such Operating Company) ("Material Customers") (i) for the fiscal year ended December 31, 2017 and (ii) for the eight-month period ended August 31, 2018. Except as set forth on Schedule 4.23(a), as of the date hereof, no Acquired Company has received any written, or to Seller's Knowledge, other notice from any Material Customer to the effect that any such Material Customer will stop, decrease the rate of, or change the terms adversely to the Acquired Companies (whether related to payment, price or otherwise) with respect to, buying goods, products or services from the Acquired Companies (whether as a result of the consummation of the transactions contemplated hereby or otherwise).
(b)    Schedule 4.23(b) sets forth a list of the top five (5) vendors or suppliers (determined by amount purchased by the Acquired Companies, collectively) of the Acquired Companies for the same time periods as set forth in Section 4.23(a) ("Material Suppliers"). Except as set forth on Schedule 4.23(b), as of the date hereof, no Acquired Company has received any written, or to Seller's Knowledge, other notice from any Material Supplier to the effect that any such Material Supplier will stop, decrease the rate of, or change the terms adversely to the Acquired Companies (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Acquired Companies (whether as a result of the consummation of the transactions contemplated hereby or otherwise).
SECTION 4.24    Names and Locations; Bank Accounts. Except as set forth on Schedule 4.24, during the three (3) year period prior to the execution and delivery of this Agreement, none of the Acquired Companies nor any of their predecessors has used any name(s) under which it has invoiced account debtors, maintained records concerning its assets or otherwise conducted business. All of the tangible assets and properties of the Acquired Companies are located on the Real Property listed on Schedule 4.9(a) and Schedule 4.9(b). Schedule 4.24 lists all of the Acquired Companies' bank accounts (designating each authorized signatory).
SECTION 4.25    Support Obligations. Each Support Obligation provided by or on behalf of Seller or any Non-Company Affiliate in relation to the Business, or otherwise related to the Acquired Companies, is set forth on Schedule 4.25. Except for the Support Obligations set forth on Schedule 4.25, neither the Seller nor any Non-Company Affiliate has guaranteed or become subject to a contingent obligation in respect of the Liabilities of any Acquired Company. No collateral (cash or otherwise) has been provided by or on behalf of the Seller or any Non-Company Affiliate in respect of any Support Obligations in relation to the Business or otherwise related to the Acquired Companies.
SECTION 4.26    Reserves. Seller has made available to Buyer all reports, studies, audits and similar analyses conducted or prepared during Seller's ownership of the Acquired Companies in its possession or control, including all exhibits, appendices, amendments, supplements and addenda thereto (collectively, the "Reserve Information") and copies of all material notices and communications with Governmental Authorities related to such Reserve Information. Schedule 4.26 contains copies of the most recent reserve reports for each site prepared prior to the date hereof, which such reports are true, correct and complete in all material respects as of the date(s) specified therein, and was prepared in all material respects in accordance with customary industry practices and standards. There has been no event, change, effect, circumstance or development that has had or would reasonably be expected to result in, individually or in the aggregate, a material change in the production volumes and rates of production set forth in the Reserve Information.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Seller as of the date of this Agreement and as of the Closing that, except as disclosed in the Disclosure Schedules:
SECTION 5.1    Organization; Power and Authority. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. Buyer has all requisite limited liability company power and authority to own and operate its properties and assets and conduct its business and operations as presently being conducted. As of the date hereof, and except for any minority interests held by directors, officers and/or employees, as of the Closing Date, Sun Capital Partners VI, L.P. and its Affiliates own 100% of the outstanding equity interests of VantaCore Holding, LLC and, in turn, VantaCore Holding, LLC owns 100% of the outstanding equity interests of Buyer.
SECTION 5.2    Authorizations; Execution and Validity. Buyer has all requisite limited liability company power and authority to execute and deliver this Agreement and any other Transaction Document to which it is a party, perform its obligations hereunder and thereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and any other Transaction Document by Buyer, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of Buyer. This Agreement and each other Transaction Document to which Buyer is a party has been or will be duly and validly executed and delivered by Buyer, and, assuming such agreement constitutes a valid and binding agreement of Seller, constitutes a valid and binding obligation of it and is enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.
SECTION 5.3    No Violations. The execution and delivery by Buyer of this Agreement or any other Transaction Document to which it is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation of the transactions contemplated hereby and thereby will not (i) violate or result in a breach of any provision of the Organizational Documents of Buyer, (ii) constitute a breach of, violation of, а default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, or require the Consent of any third party under, any material Contract to which Buyer is a party, other than any such breach, violation or default which would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement or (iii) except for the filing by or on behalf of Buyer or its "ultimate parent entity" of notification with the FTC or the DOJ under the HSR Act and the expiration of the applicable "waiting period" thereunder, (A) result in a violation of any Law or Order applicable to Buyer or (B) require the Consent of any Governmental Authority under any Law or Order applicable to Buyer, other than any such violation or Consent which, if not made or obtained, would not be reasonably likely to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement.
SECTION 5.4    No Litigation. As of the date hereof, there are no Legal Proceedings pending or threatened against Buyer (i) that question the validity of this Agreement, the transactions contemplated hereby or any action taken or to be taken by Buyer in connection with, or which seek to enjoin or materially delay or prevent this Agreement or the transactions contemplated hereby, or (ii) that would be reasonably likely to have, individually or in the aggregate, a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement or the other Transaction Documents.
SECTION 5.5    Acquisition as Investment. Buyer is acquiring the Interests (and through such acquisition, the Acquired Companies and the Company Assets) for its own account as an investment without the present intent to sell, transfer or otherwise distribute the same to any other Person in violation of applicable securities Laws. Buyer and its Affiliates have made, independently and without reliance on Seller (except to the extent that Buyer has relied on the representations and warranties of Seller expressly set forth in Article III and Article IV of this Agreement or in any other Transaction Document), their own analysis of the Interests, the Acquired Companies and the Company Assets for the purpose of acquiring the Interests, and Buyer and its Affiliates have had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Buyer acknowledges, on behalf of itself and its Affiliates, that the Interests are not registered pursuant to the Securities Act of 1933 (as amended, the "1933 Act") and that none of the Interests may be transferred, except pursuant to an applicable exemption under the 1933 Act. Buyer is an "accredited investor" as defined under Rule 501 promulgated under the 1933 Act.
SECTION 5.6    Opportunity for Independent Investigation. Prior to its execution of this Agreement, Buyer has conducted to its satisfaction an independent investigation and verification of the current condition of, title to and affairs of the Acquired Companies, the Interests and the Company Assets. In making its decision to execute this Agreement and to purchase the Interests, Buyer has relied upon the results of such independent investigation and verification and the terms and conditions of this Agreement (including the representations and warranties set forth herein) and on the representations and warranties set forth in the other Transaction Documents. Without limiting the generality of the foregoing, Buyer acknowledges that none of Seller, the Acquired Companies or any of their respective Representatives or Affiliates makes any representations or warranties with respect to (a) any projection, estimate or budget delivered or made available to Buyer or its Affiliates or Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Acquired Companies or the future business or operations of the Acquired Companies, or (b) any other information or documents made available to Buyer or its Representatives with respect to the Acquired Companies, any Company Asset, the Interests, or the business, assets, liabilities or operations of the Acquired Companies, except as expressly set forth in Article III and Article IV of this Agreement or in any other Transaction Document. Buyer further acknowledges that it has not relied on any representation by Seller other than those expressly set forth in Article III and Article IV of this Agreement or in any other Transaction Document.
SECTION 5.7    Financing. Buyer has delivered to Seller as of the date hereof a true and complete fully executed equity commitment letter (the "Equity Commitment Letter") addressed to Buyer from Sun Capital Partners VI, L.P. (the "Equity Financing Source"), dated as of the date hereof, pursuant to which the Equity Financing Source has, among other things, and subject to the terms and conditions thereof, committed to invest (or cause to be invested) in the equity capital of

Buyer the amount set forth therein in connection with the consummation of the transactions contemplated hereby (the "Equity Financing"). The funding of the Equity Financing on the terms set forth in the Equity Commitment Letter is not subject to any conditions precedent other than as expressly set forth in the Equity Commitment Letter. The Equity Commitment Letter is in full force and effect and constitutes the legal valid and binding obligation of Buyer, the Equity Financing Source and, to the knowledge of Buyer, Seller, enforceable against each party thereto in accordance with its terms (except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, rehabilitation, liquidation, preferential transfer, moratorium and similar Laws now or hereafter affecting creditors' rights generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at equity or law)). Assuming the Equity Financing is funded in accordance with the Equity Commitment Letter, the net proceeds contemplated by the Equity Commitment Letter will be an amount in the aggregate that will enable Buyer to pay the Estimated Purchase Price, to purchase the Interests, to consummate the transactions contemplated hereunder to occur at the Closing and to pay Buyer's all of Buyer's expenses in connection therewith. Buyer does not have any knowledge that any of the parties to the Equity Commitment Letter will not perform any of their obligations thereunder on or prior to the Closing.
SECTION 5.8    Fees. Buyer has not paid, or become obligated to pay, any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.
SECTION 5.9    R&W Policy. Prior to the execution of this Agreement, Buyer has conditionally bound a representations and warranties policy (the "R&W Policy") and has made available to Seller a true and complete copy thereof.
ARTICLE VI
COVENANTS
SECTION 6.1    Cooperation; Certain Consents and Approvals; Further Assurances.
(a)    From the date hereof until the earlier of the termination of this Agreement and the Closing, subject to the terms of this Section 6.1 and any other limitations, exceptions or other efforts standards expressly specified with respect to other topics or matters provided in this Agreement, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary to consummate the transactions contemplated by this Agreement as promptly as reasonably practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated hereby, and the taking of such commercially reasonable actions as are necessary to obtain or transfer any requisite Consents, Orders, Permits, qualifications, exemptions, waiting period expirations or terminations or waivers from any Person or Governmental Authority required to consummate the transactions contemplated hereby.
(b)    To the extent permitted by applicable Law, and subject to any limitations on access to information provided for in Section 6.5, each party hereto shall consult with the other party hereto with respect to, and provide any information reasonably requested by the other party in connection with, all material filings made with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. If any party or any of its Affiliates receives a request for information or documentary material from any Governmental Authority with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as promptly as reasonably practicable and, to the extent permitted by applicable Law, after consultation with the other party hereto, an appropriate response in compliance with such request.
(c)    In addition to and without limiting any of the other covenants of the parties contained in this Section 6.1, Buyer and Seller shall (i) make, or cause to be made, the filings required of them or their "ultimate parent entities" under the HSR Act in connection with the transactions contemplated hereby no later than five (5) Business Days after the date hereof, (ii) comply, at the earliest practicable date, with any request for additional information or documentary material received by them, or any of their respective Affiliates from the FTC or the DOJ pursuant to the HSR Act or from any state attorney general or other Governmental Authority in connection with antitrust matters, (iii) to the extent permitted by applicable Law, cooperate with each other in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated hereby commenced by the FTC, DOJ, any state attorney general or any other Governmental Authority, and (iv) to the extent permitted by applicable Law, advise the other parties as promptly as reasonably practicable of any material communication received by such party from the FTC, DOJ, any state attorney general or any other Governmental Authority regarding any of the transactions contemplated hereby, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with the FTC, DOJ, any state attorney general or any other Governmental Authority in connection with the transactions contemplated hereby. Buyer and Seller shall each request early termination of the applicable "waiting period" under the HSR Act. Buyer agrees to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to resolve such objections, if any, that any Governmental Authority may assert under any antitrust or competition Law with respect to the transactions contemplated by this Agreement, and to avoid or eliminate each and every impediment under any antitrust or competition Law that may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement, in each case, so as to enable the Closing to occur as promptly as possible, including (A) selling or otherwise disposing of, or holding separate and agreeing to sell or otherwise dispose of, assets, categories or assets or businesses of Buyer or its Affiliates or the Acquired Companies, (B) terminating existing relationships, contractual rights or obligations of Buyer or its Affiliates or the Acquired Companies, (C) terminating any venture or other arrangement, (D) creating any relationship, contractual rights or obligations of Buyer or its Affiliates or the Acquired Companies, or (E) effectuating any other change or restructuring of Buyer or its Affiliates or the Acquired Companies; provided, however, that neither Buyer nor any of its Affiliates shall be required to take any such action unless it is conditioned upon the Closing. Each party hereto shall use its reasonable best efforts to defend, or cause to be defended, any claim asserted in court or administrative proceeding by any Person in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary, or permanent) that would prevent the Closing from occurring prior to the Outside Date; provided, that defending such litigation in no way limits the obligation of Buyer (including its Affiliates) to take any and all steps necessary to eliminate each and every impediment under any antitrust or competition Law to close the transactions contemplated by this Agreement as promptly as possible. The filing fees associated with the filings to be made under the HSR Act shall be borne by Buyer.
(d)    Subject the terms and conditions of this Agreement, in the event that at any time after the Closing any further action is necessary to carry out the purposes of this Agreement or the transactions contemplated hereby, each of the parties hereto will take such further action (including the execution and delivery of such further instruments and documents) as any other party hereto reasonably may request in order to consummate the transactions contemplated by this Agreement. Seller acknowledges and agrees that, from and after the Closing, except as otherwise provided in the Transition Services Agreement, Buyer will be entitled to possession of all documents, books, records (including Tax records), agreements and financial data of any sort relating to the Acquired Companies. In the event that at any time after the Closing any return premiums due with respect to any surety bond or similar credit support obligation issued for the benefit or on behalf of any Acquired Companies that was in place immediately prior to the Closing and is included as a current asset in the calculation of Closing Working Capital is received or collected by Seller or any Non-Company Affiliate, such return premiums to the extent of such current asset(s) shall be received for the benefit and the account of Buyer, and Seller shall, or shall cause its applicable Affiliate to, within five (5) Business Days, transfer and remit to Buyer all such amounts.
SECTION 6.2    Conduct of Business.
(a)    From the date hereof until the earlier of the termination of this Agreement and the Closing, Seller shall, unless Buyer has otherwise consented in writing (which consent, with respect to Section 6.2(a)(ii), shall not be unreasonably withheld, conditioned or delayed) or except as described in Schedule 6.2(a) or as otherwise expressly required or permitted by this Agreement, use commercially reasonable efforts to cause the Acquired Companies to:
(i)    preserve their present business operations and organization and maintain the Company Assets in accordance with past practices;
(ii)    conduct the Business in all material respects in the Ordinary Course of Business;
(iii)    preserve the present relationships with Persons having material business dealings with them (including landlords and lessors, Material Customers and Material Suppliers);
(iv)    maintain in effect insurance policies covering the Acquired Companies and their respective properties, assets and business in form and amount consistent with past practice; and
(v)    maintain in effect the Support Obligations that are in place as of the date hereof consistent with past practice.

(b)    Without limiting the generality of the foregoing, from the date hereof until the earlier of the termination of this Agreement and the Closing, Seller shall (x) other than the resignations contemplated by Section 2.2(a)(v), if any, not make any changes to managers or officers of the Acquired Companies set forth on Schedule 4.1 without providing Buyer written notice of any such change(s) prior to the Closing Date, and (y) unless Buyer has otherwise consented writing or except as described in Schedule 6.2(b) or as otherwise expressly required or permitted by this Agreement, cause the Acquired Companies not to:
(i)    amend any of their respective Organizational Documents;
(ii)    issue or grant, or authorize to issue or grant, any Equity Interests or any options, warrants, calls, rights, convertible securities or other agreements or commitments of any character pursuant to which any of the Acquired Companies would be obligated to issue, sell, transfer or exchange any Equity Interests of the Acquired Companies;
(iii)    issue, sell, transfer or pledge any of its Equity Interests;
(iv)    effect or enter into any plan of recapitalization, reclassification, Equity Interest split, combination or like change in the capitalization of any of the Acquired Companies;
(v)    merge, consolidate with, acquire or combine with any business or any other Person;
(vi)    engage in any new line of business or cease to engage in any existing line of Business;
(vii)    incur any Indebtedness (other than (A) any bonds or any Indebtedness of the type referred to in clauses (vii), (xi), (xii), (xiii) or (xiv) of the definition of Indebtedness, in each case in the Ordinary Course of Business or (B) guarantees which shall be released prior to Closing);
(viii)    change their respective accounting methods in any material respect except as required by GAAP;
(ix)    sell, assign, convey, transfer, encumber, lease, license, sublicense, abandon, let lapse, dispose of, subject to any Lien (other than a Permitted Lien) or otherwise transfer any Company Asset or any assets or other properties which would be Company Assets if not sold, assigned, conveyed, transferred, leased, subleased, license or sublicensed (other than inventory to customers in the Ordinary Course of Business);
(x)    enter into or amend any employment or consulting agreement or an agreement or Plan with respect to severance, bonuses, change in control or retention relating to any of the Employees (except as otherwise required by applicable Law) or incur or enter into any collective bargaining agreement with any labor organization or representative of Employees;

(xi)    except for the payment of annual bonuses in the Ordinary Course of Business and consistent with the Acquired Companies' bonus program disclosed on Schedule 4.15(a), or as required by applicable Law or a Plan as in effect on the date hereof which is listed on Schedule 4.15(a), (a) increase the compensation of any officer, employee or independent contractor, except for general merit-based and cost of living increases that are made in the Ordinary Course of Business consistent with the Acquired Companies' past practice to employees whose annual compensation was less than $150,000, (b) grant or announce any compensatory equity awards or increase any severance or termination pay (or amend any existing severance pay or termination arrangement) for the benefit of any of the employees, directors, or other service providers of the Acquired Companies, (c) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) for the benefit of any of the employees, directors, or other service providers of any of the Acquired Companies, other than, with respect to employment agreements only, in connection with hiring of a new employee as permitted herein, (d) increase benefits payable under any existing severance or termination pay policies, (e) establish, adopt, amend or terminate any collective bargaining agreement or Plan other than general changes to health and welfare plans made in the Ordinary Course of Business, (f) other than such changes made in the Ordinary Course of Business in connection with annual open enrollment under those Plans that are group health plans, increase benefits payable by any of the Acquired Companies under any Plan or otherwise to any of the employees, directors, or other individual service providers of the Acquired Companies, or (g) hire any new employees, unless such hiring is in the Ordinary Course of Business and was with respect to employees having an annual base salary and incentive compensation opportunity not to exceed $150,000 or unless such hiring is to replace an employee whose employment has ended or is anticipated to end;
(xii)    implement any material employee layoffs;
(xiii)    make a loan, advance or capital contribution to, or other investment in, any other Person (other than an Acquired Company);
(xiv)    settle, release or compromise any pending or threatened Legal Proceeding or Claim other than settlements that (A) with respect to the payment of monetary damages, involve only the payment by the Acquired Companies of monetary damages not exceeding $100,000 individually or $500,000 in the aggregate in any calendar year (net of insurance) and (B) with respect to any non-monetary terms and conditions therein, (1) only impose or require actions that would not reasonably be expected to be materially adverse to the Acquired Companies, taken as a whole, (2) do not involve an admission of criminal wrongdoing by any Acquired Company and (3) contain an unconditional release of the applicable Acquired Company(ies);
(xv)    amend, restate, supplement, waive any material right, or modify any Material Contract or any Real Estate Lease, or enter into any Contract that would be a Material Contract if it were in effect on the date hereof;
(xvi)    adopt any plan of reorganization, liquidation or dissolution, file a petition in bankruptcy or consent to the filing of a bankruptcy petition in respect of any Acquired Company;

(xvii)    make or change any material Tax election not in the Ordinary Course of Business, amend any material Tax Return, settle any material Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, or fail to pay any material Tax that becomes due and payable;
(xviii)    make or declare any dividend, payment or distribution to any equityholder, other than cash dividends declared and paid out of funds legally available therefore prior to the Closing Date;
(xix)    incur or commit to incur any capital expenditures, or obligations or liabilities in connections therewith, other than any capital expenditures (or series of related capital expenditures) in accordance with the Acquired Company's annual capital expenditure budget for periods following the date hereof, as made available to Buyer, or delay any material capital expenditure; or
(xx)    authorize or agree, whether in writing or otherwise, to do any of the foregoing.
SECTION 6.3    Casualty Loss. If, after the date hereof but prior to the earlier of the termination of this Agreement and the Closing, any material portion of the Company Assets is damaged or destroyed by casualty or is taken in condemnation or under right of eminent domain (each, a "Casualty Loss"), Seller (a) shall as promptly as reasonably practicable after receiving notice of such Casualty Loss, notify Buyer in reasonable detail in writing thereof, indicating whether and to what extent such Casualty Loss would reasonably be expected to be covered by the Insurance Policies; and (b) shall, if and to the extent such Casualty Loss is capable of being repaired, restored or otherwise cured, at the Company's sole cost, use commercially reasonable efforts to repair, restore or otherwise cure (including by promptly pursuing claims under any applicable insurance policies) such Casualty Loss in a reasonable, prudent and workmanlike manner in the Ordinary Course of Business; for the avoidance of doubt, subject to Seller's compliance with the foregoing clause (b), the failure to fully and completely repair, restore or otherwise cure such Casualty Loss prior to the Closing shall not, in and of itself, constitute a breach of this Section 6.3. To the extent that any Acquired Company incurs any out-of-pocket expenses to repair, restore or otherwise cure such Casualty Loss and, after the Closing, the Acquired Companies or any of their Affiliates receives any insurance proceeds in respect of such Casualty Loss, the Acquired Companies shall promptly pay to Seller the amount of such insurance proceeds (net of the proportionate amount of fees, costs and expenses (including Taxes)) associated with the collection thereof to the extent such proceeds would result in double recovery by Buyer and the Acquired Companies in respect of such Casualty Loss as a result of Seller having borne such expenses prior to the Closing (as a result of the reduction of Closing Cash).
SECTION 6.4    Access to Information.
(a)    From the date hereof until the earlier of the termination of this Agreement and the Closing, Seller shall, and shall cause each Acquired Company to, (i) make its management personnel reasonably available to Buyer and its Representatives, (ii) subject to and in compliance with any obligations of confidentiality or non-disclosure provided by applicable Law or contained in any material Contracts to which Seller or any Non-Company Affiliate is a party or by which Seller or any Non-Company Affiliate is bound, provide Buyer and its Representatives reasonable access to, and permit such Persons to review, during normal business hours and upon reasonable prior written request, its properties, books, Contracts, accounts, records and files and (iii) provide such other information to Buyer and its Representatives as they may reasonably request, in each case, which is (a) reasonably necessary to assist Buyer with integration and transition planning in connection with the transactions contemplated hereby or otherwise consummating such transactions, and (b) not inconsistent with applicable Law; provided, such access (1) does not unreasonably interfere with the Business or the safe commercial operations of the Acquired Companies (or, as appropriate, its Affiliates) and (2) is reasonably related to Buyer's obligations and rights hereunder or the transactions contemplated hereby; provided, however, that (w) Seller shall have the right to have a Representative present for any communication with employees or officers of the Company or its Affiliates, (x) Buyer shall and shall cause its Representatives to observe and comply with all health, safety and security requirements of the Company, and (y) Buyer shall not conduct any environmental sampling or testing or otherwise make direct contact with regulators of the Acquired Companies without the prior written consent of Seller. Buyer shall hold in confidence all such information on the terms and subject to the conditions contained in the Confidentiality Agreement. Notwithstanding the foregoing, Buyer acknowledges that none of Seller nor its Subsidiaries or Affiliates shall be obligated to provide to Buyer (i) subject to Section 6.16, any information to the extent relating to any offers or indications of interest received by Seller or its Affiliates or representatives from any Person other than Buyer to acquire the Company, or any of its Equity Interests, properties or assets or any communications between Seller or its Affiliates or Representatives on the one hand and any such other Person on the other hand to the extent relating to such offers or indications of interest or the transactions contemplated thereby (it being understood that Seller may retain all such documents, information and communications, which shall be the sole property of Seller at all times prior to and after the Closing), (ii) any work papers or similar materials prepared by the independent public accountants of Seller, except to the extent that such accountants agree to provide access to such work papers or similar materials upon such terms and conditions as shall be determined by such accountants in their discretion, and (iii) any documents or information that are protected by the attorney-client privilege or work product doctrine protections if Seller reasonably determines that providing copies or access to such documents or information could give rise to a possible waiver of such privilege protections after considering the parties' arrangements to preserve applicable privileges and protections; provided, that in the case of the foregoing clauses (ii) and (iii), Seller shall take all reasonable steps to permit inspection of, or to disclose, such information and to respond in a timely manner to all subsequent requests by Buyer based on such information on a basis that it does not jeopardize any attorney-client privilege or work product doctrine protections.
(b)    Buyer agrees to indemnify and hold harmless Seller and the Acquired Companies, their respective Affiliates and their respective Representatives for any and all out-of-pocket Losses (excluding, for the avoidance of doubt, overhead costs) incurred by such Persons arising out of the access rights under this Section 6.4, including from any Claims by any of Buyer's Representatives for any injuries or property damage while accessing any Company Assets.

SECTION 6.5    Certain Confidential Information.
(a)    Buyer hereby acknowledges that in connection with the transactions contemplated by this Agreement, it and its Affiliates have received and will continue to receive certain documents and information in connection with the transactions contemplated by this Agreement. All such materials reviewed or received, including, without limitation, materials reviewed in connection with Section 6.4, shall be deemed to be "Confidential Information" for the purposes of the Confidentiality Agreement. Buyer acknowledges that it and its Affiliates are bound by the Confidentiality Agreement and agrees that it will not, and it will not permit any of its "Representatives" (as defined in the Confidentiality Agreement) to, use or disclose any such "Confidential Information" except as permitted by such agreement. The Confidentiality Agreement shall terminate upon the Closing and no longer be of any force or effect. The provisions of this Section 6.5(a) shall survive the Closing or any termination of this Agreement.
(b)    From and after the Closing, Seller agrees that it will not, and will instruct its Representatives and cause NRP's controlled Affiliates not to, use or disclose at any time any Company Confidential Information, other than to its Representatives and Affiliates (provided, that Seller shall be responsible for any breach of this Section 6.5(b) by any of such Representatives or Affiliates to which it disclosed such information as if such Representatives and Affiliates were bound by this Section 6.5(b)); provided, however, this Section 6.5(b) shall not apply to any information (x) that is required to be disclosed by applicable Law (including securities Laws), Governmental Authority, national securities exchange or self-regulatory organizations having supervisory jurisdiction over such Person to be disclosed (including any report, statement, testimony or other submission to such Governmental Authority) or (y) that is reasonably necessary to be disclosed in connection with any Legal Proceeding with respect to this Agreement (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any Legal Proceeding). In the event Seller, any of its Affiliates or any of their respective Representatives is required by Law to disclose any Company Confidential Information, Seller shall promptly notify Buyer in writing, which notification shall include the nature of the Law and the extent of the required disclosure, and Seller, its Affiliate(s) and of their respective Representative(s), as applicable, shall cooperate with Buyer and the Company to preserve the confidentiality of such information consistent with applicable Law; provided, however, that Seller shall have the sole discretion, based on advice of counsel (internal or external), to determine whether the disclosure in NRP's filings with the Securities and Exchange Commission is consistent with applicable Law.
SECTION 6.6    Seller Access to Documents; Preservation of Books and Records.
(a)    For a period of seven years from and after the Closing Date, (i) Buyer shall cause the Acquired Companies not to dispose of or destroy any of the books and records of the Acquired Companies relating to periods prior to the Closing ("Books and Records") without first offering to turn over possession thereof to Seller by written notice to Seller at least 30 days prior to the proposed date of such disposition or destruction; (ii) Buyer shall, during normal business hours and upon reasonable advance written request, cause the Company to allow Seller and its agents access to all Books and Records as is necessary for any reasonable business purpose; and

(iii) Buyer shall cause the Acquired Companies to make reasonably available to Seller, in each case, during normal business hours and upon reasonable advance written request (1) the management personnel of the Acquired Companies to assist Seller in locating and obtaining any Books and Records, and (2) any management personnel of the Acquired Companies whose assistance or participation is reasonably required by Seller or any of its Affiliates in anticipation of, or preparation for, existing or future Legal Proceeding in which Seller or its Affiliates is or becomes involved or as reasonably required to respond to comment letters from the Securities and Exchange Commission (and such assistance or preparation shall be at the sole cost and expense of Seller). Notwithstanding anything to the contrary in this Agreement, neither Buyer nor any Acquired Company shall be required to provide access to any Books and Records, personnel or other information to Seller or offer any Books and Records or portions of any Books and Records to Seller (A) if such access or offer would jeopardize any attorney-client or other legal privilege, (B) if such access or offer would contravene any applicable Laws or, fiduciary duties, (C) if such access or offer would disclose any formulae, know how or other proprietary information constituting Trade Secrets or (D) in connection with, or with respect to, any Legal Proceeding between or among any of the parties hereto or any of their respective Affiliates or any of their respective Representatives; provided that, in the case of each of clause (A), (B) and (C), Buyer shall take commercially reasonable steps to permit inspection of or to disclose such information and to respond in a timely manner to all subsequent queries by Seller based on such information on a basis that it does not jeopardize any attorney-client privilege or other legal privilege or contravene any applicable Laws or fiduciary duties, or forego any Trade Secret status.
(b)    The seven‑year period referred to in Section 6.6(a) shall be extended if Seller (or its successor) advises Buyer in writing in advance of the termination of such seven-year period that any Legal Proceeding or investigation is pending or threatened at the termination of such seven‑year period for which access to the Books and Records is reasonably necessary, in which case such extension shall continue until any such Legal Proceeding or investigation has been dismissed or settled through judgment or otherwise resolved; provided, however, that such extension of the seven‑year period shall only apply with respect to such Books and Records that are relevant to such Legal Proceeding or investigation.
SECTION 6.7    Transaction Expense Invoices. No later than three Business Days prior to the Closing Date, Seller shall deliver to Buyer all invoices reasonably available to it with respect to all expenses payable by an Acquired Company listed in (i) of the definition of Transaction Expenses incurred prior to or upon Closing (the "Transaction Expense Invoices").
SECTION 6.8    Employee and Benefit Matters.
(a)    Prior to, and effective no later than the day immediately preceding, the Closing Date, Seller shall, or shall cause its Affiliates to, as applicable, cause the resignation of the individuals listed on Schedule 6.8(a) from the applicable Non-Company Affiliate of which such individual is an employee. For a period of 12 months following the Closing, Buyer shall provide, or cause its Affiliate to provide, each Employee who continues to be employed by Buyer or an Affiliate immediately following the Closing (collectively, "Continuing Employees"), solely for so long as any such Person remains employed by Buyer or its Affiliate following Closing, with (i) base salary or hourly wage rate, as applicable, that is substantially similar to the base salary or wage rate in effect for such Continuing Employee immediately prior to the Closing Date, (ii) short-term, cash bonus opportunities substantially similar to those provided to such Continuing Employee immediately prior to the Closing Date under the Plans, and (iii) employee benefits (excluding any defined benefit pension, equity or equity-based, deferred compensation, or post-termination or retiree welfare benefits) that are, in the aggregate, substantially similar to the employee benefits (excluding any defined benefit pension, equity or equity-based, deferred compensation, or post-termination or retiree welfare benefits) that were available to Continuing Employees immediately prior to the Closing Date under the Plans set forth on Schedule 4.15(a).
(b)    To the extent a Continuing Employee becomes eligible to participate in an employee benefit or compensation plan, program or arrangement (excluding any plan, program or arrangement providing for defined benefit pension, equity or equity-based, deferred compensation, or post-termination or retiree welfare benefits) that is not a Plan following the Closing Date, Buyer shall (and shall cause its Affiliates to) use commercially reasonable efforts to: (i) recognize, for purposes of eligibility, vesting and (for purposes of vacation and severance benefits only) benefit levels and accruals service with Seller, the Acquired Companies and their respective Affiliates prior to the Closing Date to the same extent and for the same purpose as such service was recognized under the corresponding Plan (except to the extent that such recognition would result in a duplication of benefits); (ii) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under any health plan; and (iii) provide full credit for any co-payments, deductibles, out-of-pocket maximums or similar payments such Continuing Employee made or incurred under an equivalent Plan for the plan year in which the Closing Date occurs.
(c)    Except as set forth in this Section 6.8(c) and notwithstanding any other provision of this Agreement, Seller and its Affiliates shall retain sponsorship of and all liabilities and obligations arising under or with respect to those Plans set forth on Schedule 6.8(c) (such plans the "Seller Retained Plans"). The parties hereto agree that for the period beginning on the Closing Date and ending on the last day of the third (3rd) month following the Closing Date, the Continuing Employees shall be permitted to continue participating in each Seller Retained Plan that is a group health plan, and that Buyer shall or shall cause the Acquired Companies to timely pay the premium costs associated with providing such continued participation by the Continuing Employees in the ordinary course of business in accordance with the historical practices by which the Acquired Companies have paid such amounts to the relevant Seller Retained Plan's plan sponsor.
(d)    Prior to the Closing Date, the Company shall take all actions necessary to submit to the IRS, in accordance with the correction methods set forth under the IRS' Employee Plans Compliance Resolution System's Voluntary Correction Program ("VCP"), a corrective filing with respect to any operational or administrative failure associated with the VantaCore Partners, LP 401(k) Plan (the "401(k) Plan") set forth on Schedule 6.8(d).  Seller shall be solely responsible for all costs associated with the preparation and submission of the VCP filing correcting all such operational or administrative failures. Prior to the Company's submission of the VCP filing, a draft of such filing shall be provided to Buyer for review and consent (such consent not to be unreasonably withheld).

(e)    Nothing in this Section 6.8 amends, or will be deemed to establish, amend, or prevent or restrict the amendment or termination of, any Plan or any other employee benefit or compensation plan, program, or arrangement. No provision of this Agreement shall be construed as a guarantee of continued employment (or any particular term of employment) for any employee for any period of time or to prohibit Buyer or any of its Affiliates from terminating the employment of any Continuing Employee at any time after the Closing. Nothing in this Section 6.8 shall create any third-party beneficiary rights in any Continuing Employee.
(f)    Buyer shall be solely responsible for all Severance Costs.
SECTION 6.9    Distributions. Notwithstanding anything in this Agreement to the contrary, Seller shall have the right to cause any Acquired Company to pay cash dividends and/or make cash distributions to Seller or its Affiliates at any time prior to the Closing Date, and shall cancel, settle, repay or satisfy any intercompany payables or receivables between Seller and/or any Non-Company Affiliate, on the one hand, and any Acquired Company(ies), on the other hand, prior to Closing.
SECTION 6.10    Release of Support Obligations. The Support Obligations set forth on Schedule 4.25 under the heading “Outstanding Bonds” (the "Outstanding Bounds") shall be addressed as set forth on Schedule 6.10(a).
SECTION 6.11    R&W Policy. As of the date hereof, Buyer has obtained and conditionally bound the R&W Policy. At Closing, Buyer shall fully and finally bind the R&W Policy. At Closing, Buyer shall pay, or cause to be paid, all costs and expenses related to the R&W Policy (provided, that for the avoidance of doubt, Seller shall bear a specified portion of such amount as a Transaction Expense). From and after the date hereof, Buyer shall not (and shall cause its Affiliates to not) amend, modify, or otherwise change, terminate, or waive any provision of the R&W Policy in a manner adverse to Seller or any of its Affiliates without the prior written consent of Seller.
SECTION 6.12    Insurance.
(a)    Buyer acknowledges and agrees that the Insurance Policies will not be included in the Company Assets as of the Closing. Subject to Sections 6.12(b) and 6.12(c), Buyer shall be solely responsible for providing post-Closing insurance with respect to the Acquired Companies and their respective businesses and for any claims made with respect to the Acquired Companies and their respective businesses arising following the Closing. In the event that at any time after the Closing any refunds of any premiums prepaid by Seller or any Non-Company Affiliate with respect to any Insurance Policies and included as a current asset in the calculation of Closing Working Capital is received or collected by Seller or any Non-Company Affiliate, such refund to the extent of such current asset(s) shall be received for the benefit and the account of Buyer as a Company Asset, and Seller shall, or shall cause its applicable Non-Company Affiliate to, within five (5) Business Days, transfer and remit to Buyer all such amounts.
(b)    Without limiting the rights of Buyer or the Acquired Companies elsewhere in this Agreement, if (x) any claims under any and all insurance policies maintained by Seller or any of its Affiliates which provide insurance coverage for claims relating in any way to losses of an Acquired Company that arise out of any act, omission, occurrence, fact or circumstance existing on or prior to the Closing (the "Seller Policies") are made prior to the Closing Date or (y) any losses occur prior to the Closing Date in respect of which claims may be made against any Seller Policy, then Seller shall, at Buyer's sole cost and expense, use commercially reasonable efforts to ensure that Buyer or the Acquired Companies, as applicable, can submit notice of a claim and otherwise continue to pursue such claims and recover proceeds under the terms of such policy or policies, and Seller agrees to otherwise cooperate with, and provide commercially reasonable assistance to, the Acquired Companies, upon their reasonable written request and at Buyer's sole cost and expense, in connection with the pursuit of any such claim, including to make the benefits of any such insurance policies available to the Acquired Companies and, as necessary or requested, submitting such claim on behalf of the Acquired Companies, acting as the direct contact with such insurer and using commercially reasonable efforts to pursue such claim on behalf of the Acquired Companies, in each case, at Buyer's sole cost and expense; it being understood for the avoidance of doubt that such claims shall be subject to all of the terms and conditions of such insurance policies.
(c)    If, after the Closing Date, Buyer (or any of its Affiliates) reasonably requires any information pertaining to, and for the purpose of making or pursuing, a claim or a pre-Closing act, omission, occurrence or fact that could reasonably be expected to give rise to a claim under the Seller Policies for which Buyer or its Affiliates require and are entitled to access to the Seller Policies pursuant to Section 6.12 in order to give notice to or make filings with insurance carriers or claims adjustors or administrators or to adjust, administer or otherwise manage a claim with respect thereto, then Seller shall use commercially reasonable efforts to cause such information to be supplied to Buyer (or its designee) at Buyer's sole cost and expense to the extent such information is in its possession or control or can be reasonably obtained by Seller, upon a written request therefor. Notwithstanding anything to the contrary in this Section 6.12, Seller shall have no obligations under this Section 6.12 unless such obligations, (i) do not unreasonably interfere with the normal, safe commercial operations of the business of Seller (or, as appropriate, its Affiliates) and (ii) do not require Seller or any of its Affiliates to disclose any (x) Trade Secrets or other competitively sensitive information, (y) information that is subject to any applicable attorney-client, work product or other legal privilege and the disclosure of which would, based on the advice of outside counsel, waive such privilege or (z) information or access that relates to any dispute between the parties hereto or any of their respective Representatives. In furtherance of the foregoing, if any third party requires the consent of Seller or any of its Affiliates to the disclosure of claims data or information maintained by an insurance company or other third party in respect of any such claim, such consent shall not be unreasonably withheld, conditioned or delayed.
(d)    In connection with, and prior to or at, the Closing, Seller shall, and if applicable, shall cause its Affiliates to, place into runoff for a period of 6 years, at the sole cost and expense of Seller, (i) the Acquired Companies' portion of the NRP environmental liability (pollution) insurance and (ii) employment practices liability / fiduciary liability insurance maintained for, or on behalf of, the Acquired Companies.
(e)    Notwithstanding anything to the contrary in this Section 6.12, prior to the Closing, Seller shall use commercially reasonable efforts to cause the Insurance Policies set forth in Schedule 6.12(e) to remain in place as of the Closing at no cost or expense to Seller or any Non-

Company Affiliate. Any such Insurance Policies that remain in place as of the Closing shall be Company Assets.
SECTION 6.13    Intellectual Property Matters.
(a)    Seller (on behalf of itself and the Non-Company Affiliates) hereby grants to Buyer and the Acquired Companies and their Affiliates a worldwide, fully paid-up, royalty free, non-exclusive license to use, for nine (9) months following the Closing, any Trademarks that are owned by Seller or any Non-Company Affiliate and that were used in the Business as of or prior to the Closing; provided that such Trademarks are used in the same or similar manner as such Trademarks were used in the Business as of or prior to the Closing. As of the Closing, Seller shall (and shall cause the Non-Company Affiliates) cease using (i) all Trademarks owned by the Acquired Companies and (ii) the "VANTACORE" Trademark (in each case of (i) and (ii), together with all Trademarks confusingly similar to or embodying or containing any of the foregoing either alone or in combination with other words), and thereafter not use any of the foregoing Trademarks.
(b)    Seller (on behalf of itself and the Non-Company Affiliates) hereby grants to Buyer and the Acquired Companies and its Affiliates a worldwide, fully paid-up, royalty-free, irrevocable, non-terminable, perpetual, non-exclusive license under and to any Intellectual Property (other than Trademarks) owned as of the Closing by Seller or any Non-Company Affiliate and used in, or necessary for, the operation of the Business as currently conducted, including to make, have made, use, sell, offer to sell, and import any product or service, to reproduce, make derivative works of, distribute, display and perform any work, and to use such Intellectual Property.
(c)    The licenses granted pursuant to this Section 6.13 include the right to sublicense (including through multiple tiers) solely in connection with the operation of the business of the Acquired Companies and their respective Affiliates; provided, however, that the entity that so sublicenses the rights granted hereunder shall remain responsible for the breach of its terms by any sublicensee. Buyer and any of the Acquired Companies and its Affiliates may assign and otherwise transfer the licenses granted pursuant to this Section 6.13, (i) in whole or in part, to any lender or other financing source as collateral security, (ii) in whole, to an Affiliate, or (iii) in whole or in part, in connection with any assignment, sale, merger, or other transfer of all or any part of the Business (regardless of the form of transaction or series of transactions). The licenses granted pursuant to this Section 6.13, shall not be effective until the Closing Date. AS OF THE CLOSING DATE, SUCH LICENSES, AND THE SUBJECT MATTER THEREOF, ARE PROVIDED ON AN "AS IS, WHERE IS" BASIS WITH NO REPRESENTATION OR WARRANTIES OF ANY KIND (OTHER THAN TO THE EXTENT THAT ANY REPRESENTATION OR WARRANTY IN ARTICLE IV REMAINS IN EFFECT AFTER CLOSING), AND SELLER DISCLAIMS ALL WARRANTIES, EXPRESS, IMPLIED AND STATUTORY REGARDING SUCH LICENSES AND THE SUBJECT MATTER THEREOF (OTHER THAN ANY REPRESENTATION OR WARRANTY IN ARTICLE IV THAT REMAINS IN EFFECT AFTER CLOSING), INCLUDING WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT, OR FITNESS FOR A PARTICULAR PURPOSE. FURTHERMORE, BUYER, THE ACQUIRED COMPANIES, AND THEIR AFFILIATES SHALL NOT CLAIM AND WILL HAVE NO RIGHT TO RECEIVE ANY

SUPPORT OR SERVICES IN CONNECTION WITH SUCH LICENSES OR THE SUBJECT MATTER THEREOF.
SECTION 6.14    Business Covenants. Seller agrees, in further consideration of the amounts to be paid hereunder for the Interests and the goodwill of the Company sold by Seller, that Seller shall not (and shall cause NRP's controlled Affiliates not to) directly or indirectly:
(a)    Until the fifth (5th) anniversary of Closing (the "Non-Compete Period"), (i) own any interest in, manage, control, participate in, consult with, render services for, or in any other manner engage anywhere in North America in any business engaged directly or indirectly in the Restricted Business; provided, that nothing herein shall prohibit any Person subject to this Section 6.14 or any of its Affiliates from being a passive owner of not more than two percent (2%) of the outstanding stock of any class of a corporation which is publicly traded so long as none of such Persons has any active participation in the business of such corporation, or (ii) induce or attempt to induce any customer, supplier or other business relation of any Acquired Company, at any time prior to the Closing, to cease doing business with the Acquired Companies or in any way interfere with the relationship between any such customer, supplier or business relation and Acquired Companies in a manner harmful to the Acquired Companies.
(b)    Until the third (3rd) anniversary of Closing, (i) induce or attempt to induce any Person who was an employee of any Acquired Company on the Closing Date or within the one (1)-year period immediately prior to the Closing Date to leave the employ of such Acquired Company, or in any way interfere with the relationship between such Acquired Company and any such employee in a manner harmful to the Acquired Companies, except as part of (or arising from) a general solicitation, search, or advertisement for employees or consultants through public advertisements not targeted at such employees or (ii) hire any person who was an employee of any Acquired Company on the Closing Date or at any time during the one (1)-year period immediately prior to the Closing Date.
(c)    During the Non-Compete Period, if NRP or any of its controlled Affiliates (the "Offeror") intends to engage in a marketing process for the purpose of entering into, or otherwise seeks to solicit offers to enter into, any Contract with a third-party to rent, license or lease or grant a comparable right to use (including, for the avoidance of doubt, in exchange for a royalty or similar fee or payment) to such third-party any real property and/or known or expected reserves located in any Restricted County for the purpose(s) of mining, quarrying or other development of limestone, sand, gravel or granite (a "Restricted Lease Transaction"), Seller shall first provide written notice of such proposed Restricted Lease Transaction (a "Lease Notice") to Buyer, which such Lease Notice shall disclose in reasonable detail the real property and/or potential reserves proposed to be involved in such Restricted Lease Transaction and the economic and other material terms on which the Offeror proposes to rent, license, lease or grant a comparable right to use such property or reserves. Buyer or one of its Affiliates may elect to make an offer to enter into such Restricted Lease Transaction by giving written notice of such offer (including the economic and other material terms thereof proposed by Buyer or such Affiliate thereof) to Seller within ninety (90) days after the Lease Notice has been delivered to Buyer pursuant to Section 13.3 (the "Election Period") and, for the avoidance of doubt, neither NRP nor any of NRP's controlled Affiliates may, directly or indirectly, consummate or enter into any agreement to consummate such Restricted Lease Transaction during such Election Period. If, following the expiration of the Election Period, neither Buyer nor any of its Affiliates have made an offer to enter into such Restricted Lease Transaction, or Seller rejects any offer(s) made by Buyer or its Affiliates during such Election Period with respect to such Restricted Lease Transaction, then the Offeror may enter into such Restricted Lease Termination with a third-party within one hundred twenty (120) days of the end of the Election Period; provided, however, that if Buyer or one of its Affiliates made an offer in respect of such Restricted Lease Transaction during the Election Period, then the Offeror may only enter into such Restricted Lease Transaction with a third-party on terms more favorable to the Offeror than those offered by Buyer or its Affiliate. For the avoidance of doubt, if such Restricted Lease Transaction is not consummated within the one hundred twenty (120) day period set forth herein, thereafter any Offeror that intends to engage in a marketing process for the purpose of entering into, or otherwise seeks to solicit offers to enter into, any subsequent Restricted Lease Transaction shall be required to comply with the procedures set forth herein.
(d)    During the Non-Compete Period, if NRP or any of its controlled Affiliates (the "Offeree") receives an unsolicited offer from a third-party to enter into a Restricted Lease Transaction (an "Offer"), then prior to consummating, or entering into any agreement to consummate, such Offer, Seller shall first provide written notice of such Offer (an "Offer Notice") to Buyer, which such Offer Notice shall disclose in reasonable detail the real property and/or reserves subject to the Offer and the economic and other material terms of the Offer.  Buyer or one of its Affiliates may elect to enter into such Restricted Lease Transaction on the terms of the Offer by giving written notice of such election to Seller within ninety (90) days after the Offer Notice has been delivered to Buyer pursuant to Section 13.3 (the "Offer Period") and, for the avoidance of doubt, neither NRP nor any of NRP's controlled Affiliates may, directly or indirectly, consummate or enter into any agreement in respect of the Offer or otherwise consummate such Restricted Lease Transaction during such Offer Period. If, following the expiration of the Offer Period, neither Buyer nor any of its Affiliates have so notified Seller of their election to enter into such Restricted Lease Transaction on the terms of the Offer, then the Offeree may consummate the Offer within one hundred twenty (120) days of the end of the Offer Period. For the avoidance of doubt, if such Restricted Lease Transaction is not consummated within the one hundred twenty (120)‑day period set forth herein, thereafter any Offeree that receives an Offer shall be required to comply with the procedures set forth herein.
SECTION 6.15    Release Letters. No later than (x) three (3) Business Days prior to the Closing Date, Seller shall deliver to Buyer substantially final release letters, and (y) one (1) day prior to the Closing Date, Seller shall deliver Buyer final release letters (which may be unsigned) to be dated on or prior to the Closing Date, in each case, in a customary form and substance, in respect of the Indebtedness of the Acquired Companies set forth on Schedule 6.15, in each case providing that the Acquired Companies will be fully released from any and all obligations under such Indebtedness and any related Liens burdening the Interests and/or the Company Assets will be released, in each case, upon Closing, and granting Buyer, the Acquired Companies and their respective Representatives the authority (including as authorized or designated by Seller) to file all such applicable Lien release documents, and containing such other terms as are customary for transactions similar to the transactions contemplated hereby, including delivery of all possessory collateral with respect to the Interests and/or the Company Assets in the possession of the collateral agent, lender or holder in respect of such Indebtedness.
SECTION 6.16    Exclusivity. From and after the date of this Agreement through the earlier of the Closing or the termination of this Agreement, Seller shall not, and Seller shall cause each of NRP's controlled Affiliates and instruct each of their respective Representatives not to, directly or indirectly, (a) submit, solicit, initiate, encourage or discuss any proposal or offer from any Person (other than Buyer and its Affiliates in connection with the transactions contemplated hereby) or enter into any agreement or accept any offer relating to or consummate any (i) reorganization, liquidation, dissolution or recapitalization of any of the Acquired Companies, (ii) merger or consolidation involving any of the Acquired Companies, (iii) purchase or sale of all or any material portion of the assets or equity interests (or any rights to acquire, or securities convertible into or exchangeable for, any such equity interests) of any of the Acquired Companies (other than the purchase and sale of inventory in the Ordinary Course of Business) or (iv) similar transaction or business combination involving any of the Acquired Companies or their business or assets (each of the foregoing transactions described in clauses (i) through (iv), an "Acquired Company Transaction") or (b) furnish any information with respect to, assist or participate in or facilitate in any other manner any effort or attempt by any Person (other than Buyer and its Affiliates) to do or seek to do any of the foregoing. Sellers shall, and shall cause the Acquired Companies to, notify Buyer immediately if any Person (other than Buyer or any of its Affiliates) makes any proposal, offer, inquiry or contact with respect to an Acquired Company Transaction.
SECTION 6.17    Financing Cooperation.
(a)    From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement, Seller shall, and shall cause each of the Acquired Companies to, use commercially reasonable efforts to provide reasonable cooperation and assistance that is customary or necessary, and as reasonably requested by Buyer (with reasonable prior notice), in connection with the arrangement of any debt financing (including, but not limited to any "asset-based loan financing") (any such debt financing, the "Debt Financing") to be incurred by Buyer in connection with the transactions contemplated hereby, including using commercially reasonable efforts to: (A) furnishing Buyer with available financial information and statements with respect to the Acquired Companies as may reasonably be required by Buyer and customary for financing transactions, (B) furnishing Buyer with all documentation and other information required by bank regulatory authorities under applicable "know-your-customer" and anti-money laundering rules and regulations, including the Patriot Act, (C) upon reasonable prior notice and in reasonably convenient locations (or via telephonic meeting), making senior management of the Acquired Companies available to participate in a reasonable and limited number of meetings and due diligence sessions with proposed lenders, (D) causing officers of the Acquired Companies who have been identified by Buyer in writing to Seller as individuals who will be officers after the Closing Date to take reasonable corporate actions, subject to the occurrence of the Closing, necessary to permit the consummation of the Debt Financing (including executing and delivering at Closing any pledge and security documents, other definitive financing documents, payoff letters, and officer's, solvency, insurance and other certificates and documents as reasonably requested by Buyer) and (E) cooperating with Buyer in customary actions in connection with "asset based" loans, including appraisals, field exams, inspections or other similar actions reasonably requested by Buyer; provided, however, that (i) such requested cooperation shall not unreasonably interfere with the business of the Acquired Companies, or provide any information the disclosure of which is prohibited or restricted by Law, (ii) none of the Seller, the Acquired Companies or any of their Affiliates or any Representatives of the foregoing shall be required to take any action that (A) would subject such Person to any actual or, (B) be reasonably likely to subject such person to any potential Liability, to bear any out of pocket cost or expense or to pay any commitment or similar fee or incur any other liability or provide or agree to provide any indemnity in connection with the arrangement of any Debt Financing or their performance of their respective obligations under this Section 6.17 or any information utilized in connection therewith and its and their respective Representatives for any such fees or liabilities and Buyer and its Affiliates will indemnify and hold harmless Seller, the Acquired Companies, its and their Affiliates and its and their respective Representatives for any such fees or Liabilities and the performance of their respective obligations under this Section 6.17 and any information utilized in connection therewith (except to the extent Seller has acted in bad faith or committed a willful and intentional breach with respect to its obligations under this Section 6.17), (iii) no Acquired Company nor its officers, managers, directors or employees shall be required to execute any solvency certificate or authorization letter in connection with the Debt Financing that would be effective prior to the Closing, (iv) persons who are on the board of directors/managers or the board of directors/managers of each Acquired Company solely prior to the Closing in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Debt Financing, (v) no obligation of any Acquired Company or any of its representatives undertaken pursuant to the foregoing shall be effective until the Closing, (vi) nothing contained in this Section 6.17(a) or otherwise shall require any Acquired Company, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing and (vii) neither Seller nor the Acquired Companies nor any of their respective officers, managers, directors or employees shall be obligated to seek consents from any third parties (including lessors) to facilitate or permit the Debt Financing.
(b)    Notwithstanding anything in this Agreement to the contrary, in no event will any failure by Seller or any of its Affiliates to comply with this Section 6.17 be used by Buyer as a basis to terminate this Agreement or assert the failure of any condition to closing set forth in Article VIII to be satisfied, except the extent Seller has acted in bad faith or committed a willful and intentional breach with respect to its obligations in this Section 6.17. Buyer's obligations under Section 6.17(a)(ii) and Section 6.17(c) shall survive the Closing or the termination of this Agreement, as applicable.
(c)    Within thirty (30) days following the Closing, Buyer shall, promptly upon request of Seller, reimburse Seller and its Affiliates for all reasonable and documented out-of-pocket costs and expenses incurred by Seller, any Acquired Company or their respective Affiliates (including those of accountants, consultants, legal counsel, agents and other representatives to the extent of cooperation requested by Buyer) in connection with the cooperation required by this Section 6.17.
(d)    Notwithstanding the foregoing or anything contained in this Agreement, Buyer acknowledges and agrees that the consummation of the transactions contemplated by this

Agreement is not conditioned upon the receipt by Buyer of the proceeds of the Debt Financing and that any failure by Buyer to consummate the Closing on the Closing Date solely by reason of absence of the Debt Financing shall constitute a breach by Buyer of this Agreement.
SECTION 6.18    IT Migration. Seller shall (and shall cause its Affiliates to) (a) during the period of time from the date hereof until the earlier of the Closing or the termination of this Agreement, cause the Acquired Companies to prepare to commence the IT Migration Activities promptly following the Closing, and (b) promptly following the date hereof, use commercially reasonable efforts to complete the Dual Authentication Migration.  Following the Closing and until the successful completion of the IT Migration Activities, Seller shall (and shall cause its Affiliates to): (i) upon the Company's reasonable request, cooperate with and provide assistance to the Acquired Companies (or their successor service provider(s)) in connection with the performance of the IT Migration Activities, including by providing reasonable access to Seller's and its Affiliates' employees, IT infrastructure and assets, and facilities (including its "Cyrus One" facility), in each case, to the extent necessary to successfully complete the IT Migration Activities and by providing access to the Company's server in such "Cyrus One" facility; and (ii) refrain from intentionally engaging in any acts or omissions that it knows, or reasonably should know, will (x) adversely affect the IT Migration Activities or (y) prevent the Acquired Companies from using Viewpoint, FAS, Financial Manager, domain controllers owned by Seller or any of its Affiliates or dual authentication in the same or substantially same manner as used by the Acquired Companies prior to the date hereof. For clarity, nothing in this Section 6.18 obligates Seller or its Affiliates to incur any out of pocket costs in connection with the IT Migration Activities.
SECTION 6.19    Release of Liens. From and after the date of this Agreement through the earlier of the Closing or the termination of this Agreement, Seller shall, and shall cause the Acquired Companies to, use commercially reasonable efforts to effectuate the release and removal of all Liens set forth on Schedule 6.19. For the avoidance of doubt, subject to Seller's compliance with the foregoing sentence, the failure to cause the release and removal of such Liens prior to Closing shall not, in and of itself, constitute a breach of this Section 6.19.
ARTICLE VII
TAX MATTERS
SECTION 7.1    Tax Returns and Reporting. For Tax Returns that are required to be filed with respect to a Tax period that occurs (either fully or partially) in 2018, (i) Seller shall prepare or cause to be prepared and timely file all Tax Returns of or relating to any of the Acquired Companies required to be filed on or before the Closing Date and shall be responsible for the timely payment of the amount of all Taxes due with respect to such Tax Returns to the relevant Taxing Authority, and (ii) Buyer shall prepare or cause to be prepared and timely file all Tax Returns of or relating to any of the Acquired Companies required to be filed after the Closing Date and shall be responsible for the timely payment of the amount of all Taxes due with respect to such Tax Returns to the relevant Taxing Authority.
SECTION 7.2    Transfer Taxes. Buyer shall bear all state and local sales, real property, use, excise, gross receipts, transfer, stock, stamp, registration, documentary, filing, recording, permit, license, authorization and other similar Taxes, if any, resulting from the transactions contemplated by this Agreement ("Transfer Taxes"). Buyer and Seller shall cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.
SECTION 7.3    Cooperation. The Buyer and Seller shall cooperate fully as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes imposed on or with respect to the assets, operations or activities of the Acquired Companies (including, for the avoidance of doubt, providing access to books, records and other information (i) relating to the Form 5500 Correction described in Section 11.4(b) and (ii) necessary for NRP to prepare and file its Tax Returns). The control and conduct of any proceeding relating to Taxes that is a Third-Party Claim shall be governed by Section 11.4.
SECTION 7.4    Tax Treatment of Payments. All amounts payable under Article XI shall be treated as adjustments to the Purchase Price for all federal income Tax purposes, unless otherwise required by applicable law.
SECTION 7.5    Purchase Price Allocation. Schedule 7.5 sets forth the allocation principles for purposes of allocating the Purchase Price and any other items constituting consideration for applicable income Tax purposes (to the extent known at such time) among the Company Assets in accordance with Section 1060 of the Code. Within sixty (60) days following the finalization of the Post-Closing Adjustment Amount in accordance with Section 1.2(c), Seller shall provide Buyer with an allocation of the Purchase Price and any other items constituting consideration for applicable income Tax purposes (to the extent known at such time) among the Company Assets in accordance with Section 1060 of the Code (the "Purchase Price Allocation") for Buyer's review, comment and approval (such approval not to be unreasonably withheld, conditioned or delayed). Seller and Buyer agree to amend the Purchase Price Allocation to reflect adjustments to the Purchase Price and to report the transactions contemplated by this Agreement consistently with the Purchase Price Allocation, as adjusted by the parties hereto, on any Tax Return, including Internal Revenue Service Form 8594, and will not assert, and will cause their Affiliates not to assert, in connection with any Tax audit or other proceeding with respect to Taxes, any asset values or other items inconsistent with the amounts set forth on the Purchase Price Allocation except with the agreement of the other parties or as required by applicable Law.
ARTICLE VIII
CONDITIONS PRECEDENT TO BUYER'S OBLIGATIONS
The obligation of Buyer to consummate the Closing on the Closing Date is subject to the satisfaction (or waiver by Buyer, to the extent permitted by applicable Law) of the following conditions at the Closing:
SECTION 8.1    Accuracy of Representations and Warranties.
(a)    (i) The representations and warranties of Seller set forth in Article III and Article IV (other than the representations and warranties in Section 4.18 and the Fundamental Representations of Seller) shall be true and correct in all respects, and (ii) the representations and warranties in Section 4.18 shall be true and correct in all material respects, in the case of each of clauses (i) and (ii), at and as of Closing (without giving effect to any limitation or qualifications as to "materiality" (including the words "material" or "materially"), "in all material respects", "in any material respect", "which do not and would not have a Material Adverse Effect" or "Material Adverse Effect" contained therein), as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, solely in the case of clause (i), where the failure of such representations and warranties to be so true and correct have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and
(b)    the Fundamental Representations of Seller shall be true and correct in all respects at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).
SECTION 8.2    Performance of Covenants. Seller shall have performed and complied in all material respects with the covenants and obligations contained in this Agreement required to be performed or complied with by it at or prior to the Closing.
SECTION 8.3    No Order or Legal Proceedings. No Governmental Authority with jurisdiction over such matters shall have issued, enacted, promulgated, enforced or entered any Law or Order enjoining or otherwise prohibiting the consummation of the transactions contemplated in this Agreement, and no Legal Proceeding brought by any Governmental Authority, or any holder of material debt or material equity interests in NRP or any of its controlled Affiliates, seeking the same shall be pending.
SECTION 8.4    HSR Clearance. Any "waiting period" or extension thereof applicable under the HSR Act to the transactions contemplated by this Agreement shall have expired or been terminated.
SECTION 8.5    No Material Adverse Effect. Since the date of this Agreement, there shall not have been or occurred a Material Adverse Effect.
SECTION 8.6    Consents and Notices. Seller and the Company shall have (a) received or obtained the consent set forth on Schedule 6.10(b), and (b) provided the notice set forth on Schedule 6.10(b).
Notwithstanding the foregoing, Buyer may not rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was primarily caused by Buyer's material breach of its obligations under this Agreement.
ARTICLE IX
CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER
The obligation of Seller to consummate the Closing on the Closing Date is subject to the satisfaction (or waiver by Seller, to the extent permissible by applicable Law) of the following conditions at or prior to the Closing:

SECTION 9.1    Accuracy of Representations and Warranties.
(a)    The representations and warranties of Buyer set forth in Article V (other than the Fundamental Representations of Buyer) shall be true and correct in all respects at and as of the Closing (disregarding all material adverse effect qualifiers), as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have a material adverse effect on Buyer's ability to consummate the transactions contemplated hereby; and the Fundamental Representations of Buyer shall be true and correct in all respects at and as of the Closing, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date).
SECTION 9.2     Performance of Covenants
Buyer shall have performed and complied in all material respects with the covenants and obligations contained in this Agreement required herein to be performed or complied with by it at or prior to the Closing.
SECTION 9.3     No Order
No Governmental Authority with jurisdiction over such matters shall have issued, enacted, promulgated, enforced or entered any Law or Order enjoining or otherwise prohibiting the consummation of the transactions contemplated in this Agreement, and no Legal Proceeding brought by any Governmental Authority, or any holder of material debt or material equity interests in Buyer or any of its controlled Affiliates, seeking the same shall be pending.
SECTION 9.4    HSR Clearance. Any "waiting period" or extension thereof applicable under the HSR Act to the transactions contemplated by this Agreement shall have expired or been terminated.
Notwithstanding the forgoing, Seller may not rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was primarily caused by Seller's material breach of its obligations under this Agreement.
ARTICLE X
TERMINATION

SECTION 10.1    Termination of Agreement. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing only as follows:
(a)    Mutual Consent. By mutual written consent of Buyer and Seller;
(b)    Consummation Prohibited. By Buyer or Seller, if (i) any Governmental Authority with jurisdiction over such matters shall have issued, enacted, promulgated, enforced or entered an Order enjoining or otherwise prohibiting the sale of the Interests pursuant to this Agreement and such Order shall have become final and unappealable, or (ii) there shall be a Law which makes the sale of the Interests pursuant to this Agreement illegal or otherwise enjoined or prohibited; provided, that the right to terminate this Agreement under this Section 10.1(b) shall not be available to any party whose material failure to fulfill or comply with any obligation or covenant under this Agreement or if a material breach by such party of the representations or warranties herein has been the primary cause of, or primarily resulted in, the issuance, enactment, promulgation, enforcement or entrance of such Order or Law;
(c)    Breach by Buyer. By Seller, if (i) Buyer shall have breached or failed to comply with, or if there is any inaccuracy in, any of its representations, warranties, covenants or agreements in this Agreement which such breach, failure to comply or inaccuracy (y) would result in the failure of a condition set forth in Article IX and (z) (A) cannot be cured by the Outside Date or (B) if capable of being cured by the Outside Date, shall not have been cured within thirty (30) days following the receipt of written notice (which notice must specify in reasonable detail the nature of the failure and Seller's intention to terminate this Agreement under this Section 10.1(c) if the failure is not cured) from Seller of such failure to perform (or such longer period, not to extend beyond the day immediately prior to Outside Date, during which Buyer is using reasonable best efforts to cure); provided, however, that in the case of this clause (i), Seller is not then in breach of any representation, warranty, agreement or covenant contained in this Agreement such that a condition set forth in Article VIII would not be satisfied, or (ii) if (x) all of the conditions set forth in Article VIII have been satisfied or waived (other than conditions that by their nature are to be satisfied by actions taken at the Closing, each of which would be satisfied assuming the Closing would occur at such time), Buyer fails to consummate the transactions contemplated by this Agreement within five (5) Business Days following the date that the Closing should have occurred pursuant to Article II and Seller was ready, willing and able to consummate the Closing during such period and Seller has notified Buyer of its intent to terminate this Agreement pursuant to this clause (ii), and (y) following such notification, Buyer fails to consummate the Closing within two (2) Business Days;
(d)    Breach by Seller. By Buyer, if (i) Seller shall have breached or failed to comply with, or if there is any inaccuracy in, any of its representations, warranties, covenants or agreements in this Agreement, which such breach, failure to comply or inaccuracy (y) would result in the failure of a condition set forth in Article VIII and (z) (A) cannot be cured by the Outside Date or (B) if capable of being cured by the Outside Date, shall not have been cured within thirty (30) days following the receipt of written notice (which notice must specify in reasonable detail the nature of the failure and Buyer's intention to terminate this Agreement under this Section 10.1(d) if the failure is not cured) from Buyer of such failure to perform (or such longer period, not to extend beyond the day immediately prior to Outside Date, during which Seller is using reasonable best efforts to cure); provided, however, that, in the case of this clause (d), Buyer is not then in breach of any representation, warranty, agreement or covenant contained in this Agreement such that a condition set forth in Article XI would not be satisfied, or (ii) if (x) all of the conditions set forth in Article IX have been satisfied or waived (other than conditions that by their nature are to be satisfied by actions taken at the Closing, each of which would be satisfied assuming the Closing would occur at such time), Seller fails to consummate the transactions contemplated by this Agreement within five (5) Business Days following the date that the Closing should have occurred pursuant to Article II and Buyer was ready, willing and able to consummate the Closing during such period and Buyer has notified Seller of its intent to terminate this Agreement pursuant to this clause (ii), and (y) following such notification, Seller fails to consummate the Closing within two (2) Business Days; or
(e)    Expiration Date. By Buyer or Seller, at any time after February 14, 2019 (the "Outside Date") if the Closing shall not have occurred prior to or on the Outside Date; provided, however, that the right to terminate this Agreement pursuant to this paragraph (e) shall not be available to a party whose breach of or failure to fulfill any obligation under this Agreement shall have been the primary cause of or shall have primarily resulted in the failure of the Closing to occur on or before the Outside Date.
In the case of a termination pursuant to any of the foregoing paragraphs (b) through (f), a notice of termination is provided in writing by the terminating party to the other party hereto.
SECTION 10.2    Effect of Termination.
(a)    If this Agreement is terminated pursuant to Section 10.1, all obligations of the parties to this Agreement hereunder shall terminate without liability of any party hereto or their respective Representatives, except that this Section 10.2, Section 6.4(b), Section 6.5, Section 6.17(a)(ii), Section 6.17(c), Section 6.18, Section 11.6 and Article XIII (for the avoidance of doubt, no party shall be entitled to specific performance or other injunctive or equitable relief under Section 13.7 except with respect to, and in accordance with, any provision that otherwise survives such termination pursuant to this Section 10.2) shall survive any termination; provided, however, that nothing herein shall relieve a breaching or defaulting party for liability to the extent the termination is the result of a willful and intentional breach of, or willful and intentional non-compliance by, such party of a representation, warranty, or covenant contained in this Agreement, in which case the non-breaching party may pursue any legal or equitable remedies to which it may be entitled with respect thereto.
(b)    If this Agreement is terminated for any reason, Buyer shall return or destroy or cause to be returned or destroyed to Seller all "Confidential Information" (as defined in the Confidentiality Agreement) and all other documents, materials and records (including records in electronic form) in accordance with the terms and conditions of the Confidentiality Agreement.
ARTICLE XI
INDEMNIFICATION

SECTION 11.1    Survival. The representations and warranties of Seller in this Agreement (and any certificate delivered hereunder) shall terminate as of the Closing. The representations and warranties of Buyer in this Agreement (and any certificate delivered hereunder and rights to indemnification in respect thereof) shall survive the Closing and continue in effect until the one-year anniversary of the Closing Date. All covenants and agreements that by their terms are to be performed prior to or on the Closing Date (except for those covenants of Seller contained in Section 6.17) shall survive the Closing and continue in effect for 75 days following the Closing Date and all covenants and agreements that by their terms are to be performed in whole or in part subsequent to the Closing shall remain in full force until such particular covenant or agreement is fully performed as provided in this Agreement; provided, that Seller's indemnification obligations with respect to the Form 5500 Correction shall survive the Closing until the date that such correction is completed in accordance with applicable Law. Notwithstanding the foregoing, (x) any covenant or agreement (and any claim for Losses resulting from any breach, non-fulfillment, non-performance or violation thereof, including Fraud) shall survive the time at which it would otherwise terminate pursuant to this Section 11.1 if notice of a claim of any breach thereof is delivered pursuant to this Agreement prior to the applicable termination date set forth in this Section 11.1 until such claim is finally and fully resolved in accordance with this Agreement and applicable Law, and (y) nothing in this Section 11.1 shall limit the rights and obligations of the parties hereto, or the resolution of any dispute, under Section 1.2(c).
SECTION 11.2    Seller's Indemnification Obligations. Subject to the limitations set forth in this Article XI, from and after the Closing Date, Seller shall indemnify and hold Buyer and its Affiliates (including the Acquired Companies) and each of their respective officers, directors, managers, partners, members, shareholders, general or limited partners, representatives, agents and employees and any of the respective heirs, successors or permitted assigns (the "Buyer Indemnified Parties") harmless from and against any and all Losses (regardless of whether or not such Loss relates to any Third-Party Claim and including, for the avoidance of doubt, Losses related to claims between the parties hereto) resulting from, arising out of, in connection with or based upon (i) any breach or non-performance of any covenant of Seller contained in this Agreement or (ii) the Form 5500 Correction; provided, that in any case, notice of the applicable breach or non-performance is given to Seller prior to the end of the survival period set forth in Section 11.1. In no event shall Seller's aggregate liability under Section 11.2 exceed the Base Purchase Price.
SECTION 11.3    Buyer's Indemnification Obligations. Subject to the limitations set forth in this Article XI, from and after the Closing Date, Buyer shall indemnify and hold Seller and its Affiliates and each of their respective officers, directors, managers, partners, members, shareholders, general or limited partners, representatives, agents and employees and any of the respective heirs, successors or permitted assigns (the "Seller Indemnified Parties") harmless from and against any and all Losses (regardless of whether or not such Loss relates to any Third-Party Claim and including, for the avoidance of doubt, Losses related to claims between the parties hereto) resulting from, arising out of, in connection with or based upon any breach or non-performance of any covenant of Buyer contained in this Agreement; provided, that in any case, notice of the applicable breach or non-performance is given to Buyer prior to the end of the survival period set forth in Section 11.1.
SECTION 11.4    Third-Party Claims.
(a)    If any third party asserts a Claim (a "Third-Party Claim") against an Indemnified Party that could reasonably be expected to give rise to a right on the part of the Indemnified Party to indemnification under this Article XI, the Indemnified Party shall give written notice of such Third-Party Claim to the Indemnifying Party as promptly as reasonably practicable (but in no event later than ten (10) Business Days after receiving written notice of such Third-Party Claim) reasonably describing the Third-Party Claim; provided, however, that the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that it may have hereunder with respect to such Third-Party Claim, except to the extent (and only to the extent) that such failure to so notify the Indemnifying Party results in Losses to the Indemnifying Party that are greater than such Losses would have been had the Indemnified Party given the Indemnifying Party such notice hereunder. The Indemnifying Party shall have the right to assume (with legal counsel reasonably acceptable to the Indemnified Party) at its sole cost and expense the defense of such Third-Party Claim, provided that the Indemnifying Party shall have notified the Indemnified Party in writing of its intention to do so and acknowledging the Indemnifying Party's responsibility for such Third-Party Claim and stating that all related Losses shall be indemnified hereunder without reservation of rights (but subject to the monetary limitations set forth in this Article XI); provided, further, that the Indemnifying Party shall not have the right to assume and/or control the defense of any such Third-Party Claim if (1) such Third-Party Claim involves criminal allegations, (2) such Third-Party Claim seeks injunctive or other equitable relief against the Indemnified Party, (3) a conflict of interest exists between the Indemnified Party and the Indemnifying Party with respect to the defense of such Third-Party Claim, (4) an adverse determination with respect to such Third-Party Claim would reasonably be expected to materially injure the Indemnified Party's relationship with its current business relations, (5) the Losses relating to such Third-Party Claim together with all other indemnification claims made would reasonably be expected to exceed the maximum amount that the Indemnified Party would be entitled to recover under this Article XI taking into account the limitations on indemnification herein, (6) such Third-Party Claim relates to Taxes, (7) any of Buyer's insurance carriers has assumed the defense thereunder pursuant to such applicable insurance policy or (8) upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to reasonably defend such Third-Party Claim (in which case the Indemnifying Party shall thereafter pay the fees and expenses of counsel retained by the Indemnified Party). If the Indemnifying Party is not permitted to assume the defense, elects not to assume the defense or fails to assume the defense within fifteen (15) Business Days after receiving notice of such Third-Party Claim as set forth in this Section 11.4(a), then the Indemnified Party (A) shall have the right, but not the obligation, to employ counsel reasonably satisfactory to the Indemnifying Party to represent or defend it against any such Third-Party Claim, and the reasonable out of pocket attorney's fees incurred by the Indemnified Party for such counsel will be included in the Indemnified Party's Losses; provided, however, that the Indemnified Party's Losses shall not, in connection with any Legal Proceeding or separate but substantially similar Legal Proceedings arising out of the same general allegations, include the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Parties, except to the extent that local counsel, in addition to its regular counsel, is required in order to effectively defend against such Legal Proceeding, and (B) shall have the right to consent to the entry of judgment or enter into any settlement with respect to or otherwise compromise or resolve a Third-Party Claim; provided, however, that at least ten (10) days prior thereto, the Indemnified Party has provided written notice of its intention to settle, compromise or otherwise resolve such Third-Party Claim to the Indemnifying Party and the Indemnifying Party has given its prior written consent to the Indemnified Party with respect thereto (which consent shall not be unreasonably withheld, conditioned or delayed); provided, further, that the Indemnifying Party's consent will not be required if such settlement will result in an amount of Losses of the Indemnified Party(ies) with respect to such Third-Party Claim (without regard to coverage under the R&W Policy) which are not indemnifiable hereunder in excess of the amounts for which the Indemnified Party(ies) would be entitled to indemnification hereunder. If the Indemnifying Party does assume the defense of a Third-Party Claim, the Indemnified Party shall have the right to participate in (but not control) the defense of such Third-Party Claim. In such case, the Indemnified Party shall bear the cost of such counsel unless (x) the engagement of separate legal counsel has been specifically authorized in writing by the Indemnifying Party, (y) a conflict of interest exists or arises between the Indemnified Party and the Indemnifying Party or (z) one or more defenses are available to the Indemnified Party which are not available to the Indemnifying Party, in which case, such expenses shall be borne by the Indemnifying Party. Whether or not the Indemnified Party retains its own counsel when the Indemnifying Party has elected to control and is controlling in accordance with this Section 11.4(a), the Indemnifying Party shall reasonably cooperate in providing information to and consulting with the Indemnified Party about the Third-Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement with respect to any Third-Party Claim it has assumed the defense of unless such settlement (i) includes an unconditional release of the Indemnified Parties for liability arising out of such claim, (ii) does not involve any injunctive or other equitable relief binding on any Indemnified Party or any finding or admission of any violation of Law or admission of any wrongdoing by any Indemnified Party and (iii) none of the Indemnified Parties will be obligated to make any payments or other disbursements, or otherwise incur any financial liability, in connection with such settlement, compromise or other resolution.
(b)    Notwithstanding anything in Section 11.4(a) to the contrary, after the Closing, Seller shall continue the Form 5500 Correction using Whitley Penn LLP, and Buyer shall have the right to participate in (but not control) such correction actions. Buyer and Seller shall reasonably cooperate in providing information to and consulting with each other about the Form 5500 Correction and the associated correction actions. Seller shall have the right to consent to the entry of judgment or enter into any settlement with respect to or otherwise compromise or resolve the Form 5500 Correction (or any aspect thereof); provided, however, at least ten (10) days prior thereto, Seller has provided written notice to Buyer of its intention to settle, compromise or otherwise resolve such Form 5500 Correction (or any aspect thereof) and Buyer has given its prior written consent to Seller with respect thereto (which consent shall not be unreasonably withheld, conditioned or delayed). Losses with respect to the Form 5500 Correction shall consist of all Taxes, interest, penalties, and reasonable audit fees and expenses (including attorneys' fees and other third party fees) incurred in connection with the Form 5500 Correction, including, for the avoidance of doubt, any such amounts relating to any other compliance or similar related issues identified in the course of the Form 5500 Correction to the extent arising from actions or omissions taken prior to the Closing Date, regardless of whether incurred by Buyer, Seller or any of their respective Affiliates.
SECTION 11.5    Procedures.
(a)    Notwithstanding anything to the contrary herein, no Indemnified Party shall be entitled to indemnification under this Article XI for a claim that is not a Third-Party Claim covered by Section 11.4 unless it has duly delivered a written notice to the Indemnifying Party (a "Notice of Claim") before the applicable survival period set forth in Section 11.1 setting forth: (i) a statement that such Indemnified Party believes an indemnification obligation has been triggered or that in good faith that there is or has been a breach or non-performance of a covenant or obligation contained in this Agreement, with reference to the specific source of the covenant or obligation, and that such Indemnified Party is entitled to be held harmless and indemnified under this Article

XI, (ii) a brief description of the circumstances supporting such Indemnified Party's reasonable belief that there is or has been such a breach or payment obligation triggered and (iii) to the extent then known and practicable, a good faith estimate of the aggregate dollar amount of actual and potential Losses for which it is entitled to be indemnified hereunder and that have arisen and may arise as a result of the breach (the "Claimed Amount").
(b)    If during the 30-Business Day period commencing upon the receipt of a Notice of Claim, the Indemnifying Party delivers to the Indemnified Party a written response (the "Response Notice") in which the Indemnifying Party objects to the payment of some or all of the Claimed Amount to such Indemnified Party, the Indemnifying Party and such Indemnified Party shall attempt in good faith to resolve the dispute.
(c)    If the Indemnifying Party and Indemnified Party are unable to resolve the dispute during the 30-day period commencing upon the receipt of the Response Notice by the Indemnified Party, then such dispute (and any other disputes relating to the Claimed Amount or the related Indemnification Claim) shall be settled by any legally available in accordance with the procedures in Section 13.10 or as otherwise agreed in writing between the parties. If the Indemnifying Party fails to timely deliver a Response Notice, the Indemnifying Party shall be deemed to have accepted, and shall be responsible for, the Claimed Amount.
SECTION 11.6    Exclusive Remedy; Calculation of Damages. Unless otherwise prohibited by applicable Law (pursuant to statutory or other provisions that cannot be waived by the parties), except for the procedures and remedies set forth in Section 1.2(c) of this Agreement' and any rights or remedies under any other Transaction Document in accordance with its terms, from and after the Closing the remedies of the parties specifically provided for in this Article XI shall be the sole and exclusive remedies of the parties for all matters covered or contemplated by this Agreement (including any breach or non-performance of a covenant); provided, however, that nothing herein shall limit the right of any party to seek specific performance or injunctive relief in accordance with Section 13.7. NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY, IN CONNECTION WITH ANY CLAIM PURSUANT TO SECTION 10.2, SECTION 11.2 OR SECTION 11.3 OR OTHERWISE IN CONNECTION HEREWITH, (i) CONSEQUENTIAL AND INDIRECT DAMAGES WILL ONLY BE RECOVERABLE HEREUNDER TO THE EXTENT THAT SUCH DAMAGES ARE REASONABLY FORESEEABLE, AND (ii) NO PARTY NOR ANY OF ITS AFFILIATES NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES SHALL BE LIABLE TO THE OTHER PARTY OR ITS AFFILIATES FOR PUNITIVE OR EXEMPLARY DAMAGES TO THE EXTENT NOT PAID OR PAYABLE TO A THIRD PARTY. Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement (or elsewhere) shall limit or restrict any of the Buyer Indemnified Parties' rights to maintain or recover any amounts in connection with any action or claim based upon Fraud in connection with this Agreement or the transactions consummated in connection herewith.
SECTION 11.7    Cooperation; Access to Documents and Information. The parties shall cooperate with each other in connection with resolving any Indemnification Claims. Without limiting the generality of the foregoing, any Indemnified Party who desires to assert an Indemnification Claim pursuant to this Agreement shall provide to the Indemnifying Party all documents books, records and other information relating to such Indemnification Claim which are in the possession of the Indemnified Party or its Affiliates or can be obtained by the Indemnified Party without undue cost or expense as promptly as reasonably practicable and in any such case are reasonably requested by the Indemnifying Party (including, for the avoidance of doubt, books, records and other information relating to the Form 5500 Correction described in Section 11.4(b)).
SECTION 11.8    Release.
(a)    From and after the Closing, Buyer (for itself and on behalf of each of the Acquired Companies) hereby waives, releases, and discharges Seller and its Affiliates and their respective Representatives (acting in their capacity as such) from and against any Liabilities, whether arising under any agreement or understanding or otherwise at law or in equity, relating to any pre-Closing events, circumstances, actions or failures to act (including negligence or gross negligence), and the Company (for itself and on behalf of each of the other Acquired Companies) agrees not make any Claim to recover any amounts in connection therewith or thereunder from any of the Seller Indemnified Parties; provided, that the foregoing shall not apply to any Liabilities or Claims arising under this Agreement or any other Transaction Document or Fraud.
(b)    From and after the Closing, Seller hereby waives, releases and discharges, and will cause NRP and its controlled Affiliates to waive, release and discharge, each Acquired Company and their respective Representatives (acting in their capacity as such) from and against any Liabilities, whether arising under any agreement or understanding or otherwise at law or in equity, relating to any pre-Closing events, circumstances, actions or failures to act (including negligence or gross negligence), and Seller shall not, and shall cause its Affiliates not to, seek to recover any amounts in connection therewith or thereunder from the Acquired Companies or any of the other Buyer Indemnified Parties; provided, that the foregoing shall not apply to (x) any Liabilities or Claims arising under this Agreement or any other Transaction Document, (y) any obligations of the "Lessee" under the WPP Lease for rent that is not yet due and payable to the extent such obligations are accrued in Closing Working Capital or any other obligations of the "Lessee" under the WPP Lease to the extent (and only to the extent) that such obligations first arise or are first performable following the Closing (which, for the avoidance of doubt, shall not include any audit or similar rights and/or any related rights to further payment in respect of rent or royalties due prior to the Closing Date), or (z) Fraud. In no event shall an Acquired Company or any of the other Buyer Indemnified Parties have any Liability whatsoever to Seller or any of its Affiliates for any breaches of the representations, warranties, agreements or covenants of Seller hereunder, and in any event Seller may not, and shall cause its Affiliates not to, seek contribution or indemnification from an Acquired Company or any of the other Buyer Indemnified Parties in respect of any payments required to be made by Seller pursuant to this Agreement.
SECTION 11.9    Sole Recourse; R&W Policy. Buyer and its Affiliates (including the Acquired Companies from and after the Closing) and the other Buyer Indemnified Parties shall have no recourse to Seller or any of the Non-Company Affiliates for Losses as a result of, arising out of, or related to any breach of or inaccuracy in any representation or warranty of Seller in this Agreement (or in any certificate delivered hereunder), and the sole and exclusive remedy and recourse of the Buyer Indemnified Parties (including the Acquired Companies from and after the

Closing) for Losses as a result of, arising out of, or related to any breach of or inaccuracy in any representation or warranty of Seller in this Agreement (or in any certificate delivered hereunder) shall be to recover under the R&W Policy. All indemnification payments under this Article XI shall constitute an adjustment to the Base Purchase Price.
ARTICLE XII
DEFINITIONS

SECTION 12.1    Certain Definitions. As used in this Agreement, the terms set forth below shall have the following respective meanings:
"2021 Cash Bonus Plan" means the Retention Bonus Participation Agreements dated February 14, 2018 between the Company and certain Employees providing for retention bonus awards payable pursuant thereto, each as amended on August 10, 2018.
"Acquired Companies" means the Company and each of the Operating Companies.
"Affiliate" means, with respect to any Person, (i) any Subsidiary of such Person or (ii) any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, "control" means the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
"Business Day" means any day except a Saturday, Sunday or any day on which banks located in the State of New York or the State of Texas are authorized or obligated to close.
"Business IP" means all (i) Intellectual Property used in, held for use in, or necessary for the operation of the Business as currently conducted, and (ii) Company Owned IP.
"Cash" means the aggregate amount of the Acquired Companies (a) cash and cash equivalents on hand or in bank accounts, minus (b) checks and drafts written by any Acquired Company but not yet cleared, plus (c) checks and drafts held by and for the benefit of any Acquired Company but not yet cleared, minus (d) cash and cash equivalents subject to any contractual or other legal restrictions which will inhibit the ability of the Acquired Companies' to use such cash for general business use in the Ordinary Course of Business following the Closing, minus (e) cash or cash equivalents paid or otherwise remitted or distributed in violation of the last sentence in Section 1.2(b)(i). For the avoidance of doubt, Cash may be an amount less than zero (0), in which case such negative amount will result in a reduction to the Base Purchase Price.
"Claim" means any demand, claim, investigation, lawsuit, charge, audit, inquiry, condemnation, expropriation or action that is asserted or arises in a Legal Proceeding or otherwise.
"Closing Cash" means Cash as of 12:01 A.M. Central time on the Closing Date.
"Closing Indebtedness" means the sum of (i) the aggregate amount of the Acquired Companies' Indebtedness as of the Closing, excluding Indebtedness of the Acquired Companies

(including the Indebtedness set forth on Schedule 6.15) that has been released or otherwise settled prior to the Closing and (ii) the Litigation Reserve Amount.
"Closing Working Capital" means the excess of (i) the current assets of the Acquired Companies over (ii) the current liabilities of the Acquired Companies, excluding in the case of each of clauses (i) and (ii), (A) Closing Cash, Indebtedness and Transaction Expenses, (B) payables and receivables between the Acquired Companies, on the one hand, and Seller and any Non-Company Affiliates, on the other hand, (C) accrued Employee bonuses, severance (including with respect to any Employees of the Acquired Companies terminated in connection with, at or after the Closing) and long term incentive plan (cash and equity based) liabilities, (D) accrued expenses for reclamation liabilities, (E) the Grand River Quarry Deferred Purchase Price, (F) wetland remediation costs at the Grand River quarry and (G) other specified current assets and accrued current liabilities identified on Exhibit A. Closing Working Capital shall be calculated as of 12:01 A.M. Central time on the Closing Date, in accordance with and in a manner consistent with the illustration and principles set forth in Exhibit A, and, to the extent that any determination of any amount of any item in Exhibit A is not governed by such illustration and principles, in accordance with GAAP applied on a basis consistent with past practice and, to the extent compliant with GAAP, the principles used in preparation of the Latest Balance Sheet (without giving effect to the transactions contemplated herein, except for the exclusion of Closing Cash, Indebtedness and Transaction Expenses). For purposes of determining current assets and current liabilities, no current or deferred Tax assets or Tax liabilities will be taken into account.
"Closing Working Capital Deficiency" means an amount equal the excess, if any, of the Closing Working Capital Target over the Closing Working Capital. If there is no such excess, the "Closing Working Capital Deficiency" means zero.
"Closing Working Capital Surplus" means an amount equal the excess, if any, of the Closing Working Capital over the Closing Working Capital Target. If there is no such excess, the "Closing Working Capital Surplus" means zero.
"Closing Working Capital Target" means $23,600,000.
"COBRA" means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
"Code" means the Internal Revenue Code of 1986, as amended.
"Company Assets" means all the assets, properties, rights, privileges, titles and interests of every kind and nature owned, licensed or leased (including indirect and other forms of beneficial ownership), including those which are used in, related to or otherwise associated with the Business, whether tangible or intangible, whether real or personal, wherever located and by whomever possessed, of the Acquired Companies; for the avoidance of doubt, the "Company Assets" include any return premiums due with respect to any surety bond or similar credit support obligation issued for the benefit or on behalf of any Acquired Companies.

"Company Confidential Information" means all non-public information (whether or not specifically labeled or identified as "confidential"), in any form or medium, that relates to the business, products, financial condition, services, or research or development of the Acquired Companies, including: (i) internal business and financial information (including information relating to strategic and staffing plans and practices, business, finances, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (ii) identities of, individual requirements of, specific contractual arrangements with, and information about, the Acquired Companies' suppliers, distributors, customers, independent contractors or other business relations and their confidential information; (iii) Trade Secrets, know‑how, compilations of data and analyses, techniques, systems, formulae, recipes, research, records, reports, manuals, documentation, models, data and databases relating thereto; (iv) inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable); (v) other Intellectual Property and (vi) information disclosed to Seller (or its Representatives or Affiliates) by Buyer or on behalf of Buyer or any of its Affiliates, whether before or after the date hereof, pursuant to this Agreement or in connection with the transactions contemplated by, or the discussions and negotiations preceding, this Agreement, and the terms of this Agreement, but excluding (a) information that is or has become generally available to the public other than as a result of disclosure by Seller or any of its Affiliates after the Closing, (b) information that is independently developed by Seller or its Affiliates after the Closing without the use of Company Confidential Information, (c) information that was or becomes available to Seller or its Affiliates after the Closing on a non-confidential basis and from a source that is not bound by a confidentiality agreement with respect to such information or (d) information that constitutes the experience, "mental impressions" or other similar industry knowledge known by Seller and its Affiliates.
"Company Owned IP" means all of the Intellectual Property owned, or purported to be owned, by any of the Acquired Companies.
"Company Systems" means all software, hardware (whether general or special purpose), record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals and computer systems, including any outsourced systems and processes, owned, used or relied on, directly or indirectly, by or for any of the Acquired Companies.
"Confidentiality Agreement" means that certain Confidentiality Agreement, dated as of July 13, 2018, between an Affiliate of Buyer and Seller.
"Consent" means any consent, approval, authorization, license or notice required to be obtained from or delivered to any Governmental Authority or other third party.
"Contract" means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage, insurance policy, license or other binding arrangement.
"Disclosure Schedules" means the disclosure schedules provided by Seller to Buyer in connection with this Agreement, dated as of the date hereof.
"DLLCA" means the Delaware Limited Liability Company Act, as amended.

"Employees" means each individual who is employed by any of the Acquired Companies on the day prior to the Closing Date.
"Enforceability Exceptions" means, with reference to the enforcement of the terms and provisions of this Agreement or any other Contract, that the enforcement thereof is or may be subject to the effect of (i) applicable bankruptcy, receivership, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws relating to or affecting the enforcement of the rights and remedies of creditors or parties to executory contracts generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and the exercise of equitable powers by a court of competent jurisdiction.
"Environmental Claim" means any notice or Legal Proceeding commenced by or threatened by a Governmental Authority or Person that claims, asserts or alleges the existence of a violation of, or any liabilities arising under or from any Environmental Law.
"Environmental Laws" means any Laws relating to protection of the environment or human health and safety from actual or potential exposure (or the effects of exposure) to any actual or potential release, discharge, spill or emission of, or regarding the manufacture, processing, production, gathering, transportation, use, treatment, storage or disposal of, any Hazardous Materials and including, but not limited to, mining laws, mine safety laws, occupational health and safety Laws.
"Equity Interests" means (i) with respect to any corporation, all shares, interests, participations or other equivalents of capital stock of such corporation, however designated, (ii) with respect to any partnership or limited liability company, all partnership or limited liability company interests, units, participations or equivalents of partnership or limited liability company interests of such partnership or limited liability company, however designated, and (iii) any stock appreciation rights, options, warrants, purchase rights, subscription rights, conversion or exchange rights, preemptive rights, or similar rights, agreements or arrangements with respect to each of clauses (i) and (ii) hereof.
"ERISA" means the Employee Retirement Income Security Act of 1974.
"ERISA Affiliate" means any Person that, together with any of the Acquired Companies, at any relevant time would be treated as a single employer under Section 414 of the Code.
"Escrow Agent" means Citibank, N.A.
"Escrow Agreement" means the escrow agreement in the form of Exhibit D attached hereto.
"Ex-Im Laws" means all Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations and the customs and import Laws administered by U.S. Customs and Border Protection.

"Form 5500 Correction" means that certain correction currently in process as of the date hereof relating to Internal Revenue Service Form 5500 annual report filings and annual plan audits for the years ended December 31, 2012 through 2017, or any other open years in which the Company did not timely or completely file a Form 5500 annual report, with respect to the VantaCore Partners, LP 401(k) Plan.
"Fraud" means actual fraud under applicable law by a party with regard to the representations and warranties made by such party in this Agreement (as modified by the Disclosure Schedules), which involves a knowing and intentional misrepresentation or breach of warranty by such party of such representations or warranties or a knowing and intentional concealment of facts with respect to any such representations or warranties, with the intent of inducing any other party to enter into this Agreement and upon which such other party has relied to its detriment (as opposed to any fraud claim based on constructive knowledge or negligent misrepresentation).
"Fundamental Representations" means the representations and warranties set forth in Sections 3.1, 3.2, 3.4, 3.6, 4.1 (other than the last sentence thereof), 4.2, 4.3, 4.4(a), 4.4(c), 4.19, 5.1, 5.2, 5.5 and 5.8.
"GAAP" means United States generally accepted accounting principles.
"Government Contract" means any Contract for the sale of supplies or services currently in performance or that has not been closed that is between any Acquired Company and a Governmental Authority or entered into by any Acquired Company as a subcontractor at any tier in connection with a Contract between another Person and a Governmental Authority.
"Governmental Authority" means any United States or foreign, federal, state, provincial, county, municipal or local government or governmental regulatory body and any of their respective subdivisions, agencies, departments, courts, commissions, instrumentalities, authorities, tribunals or any arbitrator (public or private).
"Hazardous Materials" means any contaminant, pollutant, toxic substance, hazardous material, hazardous waste or hazardous chemical as those terms are defined by any Environmental Law, or any other substance that is declared or defined to be hazardous under or pursuant to any Environmental Law, including any petroleum product that is a waste.
"HSR Act" means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976), as amended.
"Indebtedness" of any Person means, without duplication, the principal amount, plus any related accrued but unpaid interest expense and unpaid penalties, fees, charges and prepayment, redemption, make-whole or premiums or penalties (including for the avoidance of doubt, all such amounts owed or payable as a result of the Closing), to the extent applicable, of the Acquired Companies' (i) indebtedness of such Person for borrowed money, (ii) amounts owed by such Person as deferred purchase price for property or services, whether or not contingent (other than trade payables incurred in the ordinary course of business which are not past due) and including, for the avoidance of doubt, any earnouts or similar obligations related to past acquisitions (including, for the avoidance of doubt, any deferred purchase price owing to CALX Resources, LLC under the Asset Purchase Agreement, dated as of May 28, 2015, by and between Winn Materials of Kentucky LLC and CALX Resources, LLC (the "Grand River Quarry Deferred Purchase Price")), (iii) indebtedness evidenced by notes, debentures, bonds, any credit agreement, loan agreement, or similar instrument, the payment of which such Person is responsible, (iv) all capitalized lease obligations of such Person that have been or are required to be capitalized as determined under GAAP; (v) obligations (determined on the basis of actual, not notional, obligations) in respect of commodities hedging or swap agreements, interest rate protection agreements, interest rate swap agreements, foreign currency exchange agreements, or other interest or exchange rate hedging agreements or arrangements; (vi) obligations in respect of letters of credit and bankers' acceptances and surety, performance and similar bonds issued for the account of any of the Acquired Companies, in each case to the extent drawn or called; (vii) obligations arising from or under, or otherwise in respect of, any unpaid bonus, incentive or deferred compensation arrangements with respect to periods prior to the Closing (including the employer portion of any employment or payroll Taxes related thereto), but excluding (A) the 2021 Cash Bonus Plan and the employer portion of any employment or payroll Taxes related thereto and (B) any Severance Costs; (viii) obligations secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien (other than a Permitted Lien) on property (real or personal) owned or acquired by such Person; (ix) obligations for deferred rent or obligations for deferred lease inducements; (x) obligations under conditional sale or other title retention agreements relating to property or assets purchased by such Person; (xi) obligations to any Affiliate of such Person (other than the Acquired Companies and other than compensation), other than items which are fully extinguished and settled without any future liability to any Acquired Company pursuant to Section 6.9, (xii) the discounted net present value of all of such Person's asset retirement or reclamation obligations (which obligations shall be calculated in accordance with GAAP); (xiii) the amount of wetland remediation costs at the Grand River quarry; (xiv) the Pre-Closing Tax Liability; and (xv) guarantees of, or in connection with, any of the foregoing. For the avoidance of doubt, Indebtedness of the Acquired Companies does not include any items contained in Transaction Expenses or any guaranties, letters of credit, and/or cash collateral provided by Buyer or its Affiliates.
"Indemnification Claim" means a claim for indemnification under any provision of Article XI.
"Indemnified Party" means any Person claiming indemnification under any provision of Article XI.
"Indemnifying Party" means any Person(s) against whom a claim for indemnification is being asserted under any provision of Article XI.
"Intellectual Property" means any and all of the following in any jurisdiction throughout the world: (i) patents, patent applications and rights in patent disclosures; (ii) trademarks, service marks, trade dress, trade names, slogans, logos, designs, Internet domain names, corporate names, social media accounts, and any other indicia of source or origin, and all goodwill associated with each of the foregoing (collectively, "Trademarks"); (iii) copyrights and rights in works of authorship and moral rights; (iv) trade secrets and other rights in confidential information, ideas, know-how, processes, methods, techniques, inventions, drawings, specifications, designs, algorithms, compositions, models, data, databases, and collections of data (collectively, "Trade Secrets"); (v) all other intellectual property rights and rights of privacy and publicity; and (vi) any other registrations and applications for registrations of any of the foregoing clauses (i) through (v).
"IT Migration Activities" means the (i) migration of Viewpoint, FAS, and Financial Manager to servers of Company or its service providers that are not located in Seller's or any of its Affiliates' "Cyrus One" environment, (ii) re-configuration of the Company Systems to utilize Company-owned domain controllers instead of domain controllers owned by Seller or any of its Affiliates, and (iii) creation of, and migration to, a separate, independent dual authentication administrative account for the Company ("Dual Authentication Migration").
"Lake Lynn" means Lake Lynn Transportation LLC, a Delaware limited liability company.
"Laurel Aggregates" means Laurel Aggregates of Delaware, LLC, a Delaware limited liability company.
"Laurel of PA" means Laurel Aggregates of PA, LLC, a Delaware limited liability company.
"Laurel Terminal" means Laurel Aggregates Terminal Services of Delaware, LLC, a Delaware limited liability company.
"Law" means any law (including the common law), statute, rule, ordinance, code, treaty, constitution, decision, regulation or other binding directive issued by any Governmental Authority.
"Leased Real Property" means any and all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property, including but not limited to the mineral rights, mining rights, dredging rights, and/or similar rights set forth in the Mineral Leases, held (other than in fee) by the Acquired Companies or their Affiliates.
"Legal Proceeding" means any judicial, administrative or arbitral proceeding, suit or proceeding of any kind (whether public or private and whether civil, criminal or administrative) by or before any court or other Governmental Authority.
"Liability" means any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated, unliquidated or otherwise, and whether due or to become due, and regardless of when or by whom asserted).
"Lien" means any lien (statutory or otherwise), pledge, mortgage, deed of trust, title retention agreement, security interest or agreement, attachment, levy, license, sublicense, right of first refusal or other similar encumbrance of any kind.
"Litigation Reserve Amount" means $500,000.

"Losses" means any Claims, judgments, causes of action, Liabilities, obligations, damages, losses, deficiencies, costs, penalties, interest, expenses, awards, settlements, underpayments to any Governmental Authority and Taxes (including all reasonable attorneys' fees and expenses and the costs of investigation, defense and collection).
"Material Adverse Effect" means any event, change, effect, circumstance or development (each, an "Event") that, individually or in the aggregate, is, or would reasonably be expect to be, materially adverse to the business, properties, condition (financial or otherwise) or results of operations of the Acquired Companies, taken as a whole; provided, however, any Event resulting or arising from any of the following shall not be considered when determining whether a Material Adverse Effect shall have occurred or would be reasonably likely to occur: (i) any change in the Laws of general applicability or interpretations thereof by any court or other Governmental Authorities, (ii) any change in general economic conditions or in interest rates, (iii) any change in commodity prices or any disruption in the capital markets, (iv) any change in conditions affecting the aggregates industry generally or any sector thereof, (v) any failure, in and of itself, by any Acquired Company to meet internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (vi) any effects of weather, geological or meteorological events or other natural disaster; (vii) strikes, work stoppages or other labor disturbances, (viii) the announcement or pendency of the transactions contemplated by this Agreement and any change caused by the pending sale to Buyer or (ix) any action or omission of Seller or any Acquired Company expressly required by this Agreement or taken with the express prior written consent of Buyer; provided, however, that any Loss, Claim, occurrence, change or effect that is cured prior to the Closing shall not be considered or taken into account for purposes of determining whether there has been or will be a Material Adverse Effect.
"McAsphalt" means McAsphalt, LLC, a Delaware limited liability company.
"McIntosh Construction" means McIntosh Construction Company, LLC, a Delaware limited liability company.
"Mineral Leases" means all surface and sub-surface leases and mineral leases (and the lands covered thereby) pursuant to which any Acquired Company have acquired mineral rights, mining rights, dredging rights, and/or similar rights, including but not limited to, the right to: (i) excavate and carry away limestone, aggregate, rock, sand, clay, silt and/or gravel, (ii) conduct geological, geochemical and geophysical testing and investigations, and (iii) crush, wash, grade, sort, stockpile, load, and transport aggregates from such leased property in connection with the Business.
"Non-Company Affiliate" means any Affiliate of Seller other than the Acquired Companies.
"NRP" means Natural Resource Partners L.P., a Delaware limited partnership.
"OFAC" means the U.S. Department of the Treasury Office of Foreign Assets Control.
"Operating Companies" means Laurel Aggregates, Laurel Terminal, Utica, McAsphalt, McIntosh Construction, Southern, Winn Marine, Winn Materials, Winn Materials of Kentucky, Laurel of PA, and Lake Lynn.

"Order" means any order, judgment, injunction, ruling, award, stipulation, or decree of any court or other Governmental Authority.
"Ordinary Course of Business" means, with respect to the Acquired Companies, the ordinary course of business consistent with the past custom and practice of the Acquired Companies, including (i) making cash distributions to the holders of Equity Interests, or (ii) incurring expenses in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.
"Organizational Documents" means (i) in the case of any Person organized as a corporation, the certificate or articles of incorporation of such corporation (or, if applicable, the memorandum and articles of association of such corporation) and the bylaws of such corporation, (ii) in the case of any Person organized as a limited liability company, the certificate of formation or organization and the limited liability company agreement, operating agreement or regulations of such limited liability company, (iii) in the case of any Person organized as a limited partnership, the certificate of limited partnership and partnership agreement of such limited partnership and (iv) in the case of any other Person, all constitutive or organizational documents of such Person which address matters relating to the business and affairs of such Person similar to the matters addressed by the documents referred to in clauses (i) through (iii) above in the case of Persons organized as corporations, limited liability companies or limited partnerships.
"Permit" means any permit, registration, filing, exemption, consent, license, certificate of inspection or authority, variance, authorization or approval, or any waiver of the foregoing, issued by a Governmental Authority (including any pending application for any of the foregoing).
"Permitted Lien" means any (i) mechanic's, materialman's, warehouseman's, carrier's and similar statutory liens for labor, materials or supplies incurred under applicable Law and in the Ordinary Course of Business which (A)  are not due and payable or (B) are being contested by appropriate Legal Proceedings and for which appropriate reserves in accordance with GAAP are being maintained, (ii) purchase money security interests arising in the Ordinary Course of Business, (iii) statutory Liens for Taxes, assessments and other governmental levies, fees or charges which (A) are not due and payable or (B) which are being contested by appropriate proceedings and for which appropriate reserves in accordance with GAAP are being maintained, (iv) the terms and provisions of any Real Estate Leases, (v) with respect to Real Property, (A) such matters as may be disclosed on any title commitments, title policies, title reports or surveys provided to Buyer by Seller or obtained by Buyer and which would be shown on an accurate and up-to-date title commitment, title policy, title report or survey, provided such matters do not materially interfere with the ordinary conduct of the Business or the value of or any Acquired Company's occupancy or use of any Real Property as currently occupied and used (other than, in any event, any monetary Liens), (B) terms, conditions, restrictions, exceptions, reservations, limitations, and other matters contained in any document filed or recorded in the real property records of the appropriate county to reflect title to such Real Property or, creating, transferring, limiting, encumbering, or reserving or granting any rights in such Real Property, (C) existing zoning, entitlement, building and other land use regulations imposed by any Governmental Authority having jurisdiction over the Real Property, which do not, individually or in the aggregate, have a Material Adverse Effect on the

Business or the value of or any Acquired Company's occupancy or use of any Owned Real Property as currently occupied and used and (D) other existing imperfections of title, Liens (other than, in any event, any monetary Liens), claims, easements, covenants, conditions, restrictions, title and survey defects and other charges and encumbrances of record (or if not of record, to the extent expressly disclosed to Buyer by Seller prior to the date of this Agreement), the existence of which would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Business or the value of or on any Acquired Company's occupancy or use of any Real Property as currently occupied and used and (vi) Liens identified on Schedule 12.1.
"Person" means any natural person, corporation, partnership, limited liability company, limited partnership, trust, joint venture, association, unincorporated organization, Governmental Authority or any other entity.
"PPACA" means the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder.
"Pre-Closing Tax Liability" means with respect to the Acquired Companies, (A) all Tax liabilities incurred or accrued on the books and records of the Acquired Companies as of Closing with respect to Taxes payable for any Tax period that ends on or prior to the Closing Date that is due after the Closing Date and for any Tax period that includes but does not end on the Closing Date, reduced by (without duplication) (B) the amount of all prepayments of the Taxes described in clause (A) as of the Closing accrued on the books and records of the Acquired Companies. For the avoidance of doubt, the Pre-Closing Tax Liability may not be an amount less than zero (0) (i.e., the Pre-Closing Tax Liability may not be a negative number).
"Purchase Price Adjustment Escrow Amount" means $1,500,000.
"Representatives" means, in respect of any Person, such Person's directors, officers, employees, financial advisors, attorneys, accountants, consultants, other advisors and other representatives acting on such Person's behalf.
"Restricted Business" means the business of operating limestone quarries (whether surface, subsurface or otherwise), underground limestone mines, sand and/or gravel plants, asphalt plants and/or marine terminals, or any other construction aggregates operation, and/or providing paving, contracting and/or aggregate brokerage services. For the avoidance of doubt, "Restricted Business" shall not include (1) the ownership of any mineral interests, including gravel, sand, limestone and other construction aggregates, (2) the ownership of any royalty, overriding royalty or other real property interests in any minerals, (3) the leasing of any such minerals to third party operators for mining and development thereof or (4) the business and operations of NRP's joint venture with International Paper (BRP LLC and its subsidiaries).
"Restricted Counties" means, collectively, the following: Beauregard Parish, Louisiana; Vernon Parish, Louisiana; East Baton Rouge Parish, Louisiana; East Feliciana Parish, Louisiana; Livingston Parish, Louisiana; St. Helena Parish, Louisiana; St. Tammany Parish, Louisiana; Tangipahoa Parish, Louisiana; Washington Parish, Louisiana; Christian County, Kentucky;

Livingston County, Kentucky; Marshall County, Kentucky; Lion County, Kentucky; McCracken County, Kentucky; Crittenden County, Kentucky; Westmoreland County, Pennsylvania; Fayette County, Pennsylvania; Montgomery County, Tennessee; Stewart County, Tennessee; Marion County, West Virginia; and Monongalia County, West Virginia.
"Sanctioned Country" means any country or region that is the subject or target of a comprehensive embargo under Sanctions Laws (including Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).
"Sanctioned Person" means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions Laws or Ex-Im Laws, including: (i) any individual or entity listed on any applicable U.S. or non-U.S. sanctions- or export-related restricted party list, including OFAC's Specially Designated Nationals and Blocked Persons List; (ii) any entity that is, in the aggregate, fifty (50%) percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i); or (iii) any national of a Sanctioned Country.
"Sanctions Laws" means all Laws relating to economic or trade sanctions, including the Laws administered or enforced by the United States (including by OFAC or the U.S. Department of State) and the United Nations Security Council.
"Schedule" a section of the Disclosure Schedules.
"Severance Costs" means all severance costs and obligations payable under the Agreements and Plans identified on Schedule 4.15(a) with respect to any Employees of the Acquired Companies terminated by any of the Acquired Companies (as opposed to the relevant employee) after the Closing (including the employer portion of any employment or payroll Taxes related thereto).
"Security Incident" means an action that results in an actual or suspected cyber or security incident that could have a material adverse effect on a system (including a Company System) or any information or data, including an occurrence that jeopardizes the confidentiality or integrity of a system or the data or information processed, stored, or transmitted thereby, security breaches, and unauthorized access to or collection, use, processing, storage, or disclosure of confidential information, or any loss or compromise thereof.
"Seller's Knowledge" means the actual knowledge of, without duty of inquiry, (i) Mike Sharp, (ii) Perry Donahoo, (iii) Barry J. Fink as it relates to Laurel Aggregates, Laurel Terminal, Lake Lynn and Utica, (iv) Sean Cotham as it relates to Winn Marine, Winn Materials, Winn Materials of Kentucky, McAsphalt and McIntosh Construction, (v) Kevin Black as it relates to Southern, (vi) Wayne Black as it relates to McAsphalt and McIntosh Construction, (vii) Mike McMillan as it relates to McAsphalt and McIntosh Construction, (viii) Cindy Davenport as it relates to McIntosh Construction, (ix) Courtney Hewell as it relates to Winn Materials, (x) Corey Hull as it relates to Laurel Aggregates and (xi) and Sandy Gerberg as it relates to Southern.
"Software Licenses" means licenses for readily available "off the shelf", or "shrink wrapped" third-party software for use by any of the Acquired Companies on standard terms with a replacement cost and aggregate annual fees of $50,000 or less.

"Southern" means Southern Aggregates, LLC, a Delaware limited liability company.
"Subsidiary" means, with respect to any Person (the "parent") at any date, any other Person of which the parent, directly or indirectly, owns Equity Interests that (i) represent more than 50% of the total number of outstanding Equity Interests (however denominated) of such Person, (ii) represent more than 50% of the total voting power of all outstanding Equity Interests of such Person which are entitled to vote in the election of directors, managers or other persons performing similar functions for and on behalf of such Person, (iii) are entitled to more than 50% of the dividends paid and other distributions made by such Person prior to liquidation or (iv) are entitled to more than 50% of the assets of such Person or proceeds from the sale thereof upon liquidation.
"Support Obligations" means each guaranty, letter of credit, indemnity, performance or surety bond or similar credit support arrangement provided by or on behalf of Seller or any Non-Company Affiliate in relation to the Business, or otherwise related to the Acquired Companies.
"Tax" means all taxes, levies, imposts and similar assessments imposed by a Governmental Authority, including, but not limited to, any federal, state, local and/or foreign net income, gross income, gross receipts, sales, use, value added, escheat, services, ad valorem, occupation, transfer, franchise, capital stock, profits, license, withholding, payroll, employment, unemployment, excise, estimated, severance, stamp, occupancy or property taxes, together with any interest, penalty or addition to any such tax.
"Tax Return" means any return, report, declaration, estimate, information return or other document (including any related or supporting information) required to be filed with any Taxing Authority with respect to Taxes.
"Taxing Authority" means, with respect to any Tax, the Governmental Authority or political subdivision thereof that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such entity or subdivision, including any governmental or quasi-governmental entity or agency that imposes, or is charged with collecting, social security or similar charges or premiums.
"Transaction Documents" means this Agreement, the Transition Services Agreement, the Escrow Agreement and all other documents and certificates executed by the parties hereto pursuant to this Agreement.
"Transaction Expenses" means (i) the amounts owed as of the Closing in respect of professional service and any other out-of-pocket fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred by or on behalf of the Acquired Companies in connection with the negotiation and consummation of this Agreement and the transactions contemplated by this Agreement or any alternative transactions or acquisition proposals with any other party; (ii) all bonuses or other additional compensation payments payable by the Acquired Companies to managers, officers or Employees in connection with the consummation of this Agreement and the transactions contemplated by this Agreement; (iii) the Acquired Companies' share of all applicable payroll Taxes imposed with respect to payments identified in clause (ii) of Transaction Expenses and any amounts payable by the Acquired Companies to gross-up or make whole any Person for income or excise Taxes imposed with respect to such payments; (iv) costs incurred by the Acquired Companies in connection with the release of Liens contemplated by Section 2.2(a)(iii) and (v) an amount equal to the lesser of fifty percent (50%) of the premium cost, Taxes and underwriting fees of the R&W Policy and $350,000; provided, however, that Transaction Expenses shall not include any Severance Costs.
"Transition Services Agreement" means the transition services agreement in the form of Exhibit C attached hereto.
"Utica" means Utica Resources LLC, a Delaware limited liability company.
"Winn Marine" means Winn Marine, LLC, a Delaware limited liability company.
"Winn Materials" means Winn Materials, LLC, a Delaware limited liability company.
"Winn Materials of Kentucky" means Winn Materials of Kentucky LLC, a Delaware limited liability company.
"WPP Lease" means that certain Amended and Restated Aggregate Mining Lease dated June 17, 2015, by and between WPP LLC, a Delaware limited liability company, and Winn Materials of Kentucky, as amended by that certain First Amendment to Amended and Restated Aggregate Mining Lease, by and between WPP LLC, a Delaware limited liability company, and Winn Materials of Kentucky, LLC, a Delaware limited liability company, dated as of the date hereof.
SECTION 12.2    Other Defined Terms. Each of the terms set forth below has the meaning set forth in the provision set forth opposite such term in the following table:

Term	Provision
1933 Act	Section 5.5
401(k) Plan	Section 6.8(d)
Agreement	Preamble
Assignment Agreement	Exhibit B
Base Purchase Price	Section 1.2(a)
Books and Records	Section 6.6(a)
Business	Recitals
Buyer	Preamble
Casualty Loss	Section 6.3
Claimed Amount	Section 11.5(a)
Closing	Section 2.1
Closing Adjustment Amount	Section 1.2(b)(ii)
Closing Balance Sheet	Section 1.2(c)(i)
Closing Date	Section 2.1
Closing Statement	Section 1.2(c)(i)
Company	Recitals
Continuing Employees	Section 6.8(a)
Debt Financing	Section 6.17(a)

Term	Provision
Disputed Amounts	Section 1.2(c)(iii)
DOJ	Section 3.3
Dual Authentication Migration	Definition of "IT Migration Activities"
Election Period	Section 6.14(c)
Equity Commitment Letter	Section 5.7
Equity Financing	Section 5.7
Equity Financing Source	Section 5.7
Estimated Closing Balance Sheet	Section 1.2(b)(i)
Estimated Closing Statement	Section 1.2(b)(i)
Event	Definition of "Material Adverse Effect"
Financial Statements	Section 4.5
FTC	Section 3.3
Grand River Quarry Deferred Purchase Price	Definition of "Indebtedness"
Indemnified Parties	Section 11.3
Independent Valuation Firm	Section 1.2(c)(iii)
Insurance Policies	Section 4.17
Interests	Recitals
Latest Balance Sheet	Section 4.5
Latest Financial Statements	Section 4.5
Lease Notice	Section 6.14(c)
Material Contracts	Section 4.11(a)
Material Customers	Section 4.23(a)
Material Suppliers	Section 4.23(b)
Non-Compete Period	Section 6.14(a)
Notice of Claim	Section 11.5(a)
Offer	Section 6.14(d)
Offer Notice	Section 6.14(d)
Offer Period	Section 6.14(d)
Offeree	Section 6.14(c)
Offeror	Section 6.14(d)
Outside Date	Section 10.1(e)
Outstanding Bonds	Section 6.10
Overpayment Amount	Section 1.2(c)(v)
Owned Real Property	Section 4.9(a)
Plan	Section 4.15(a)
Post-Closing Adjustment Amount	Section 1.2(c)(iv)
Purchase Price	Section 1.2(a)
Real Estate Leases	Section 4.9(a)
Real Property	Section 4.9(c)

Term	Provision
Reserve Information	Section 4.26
Resolution Period	Section 1.2(c)(ii)
Response Notice	Section 11.5(b)
Restricted Lease Transaction	Section 6.14(c)
Review Period	Section 1.2(c)(i)
R&W Policy	Section 5.9
Scheduled Permits	Section 4.10
Seller	Preamble
Severance Costs	Definition of "Closing Working Capital"
Statement of Objections	Section 1.2(c)(ii)
Third-Party Claim	Section 11.4
Transaction Expense Invoices	Section 6.7
Transfer Taxes	Section 7.2
Underpayment Amount	Section 1.2(c)(v)
VCP	Section 6.8(d)
Vinson & Elkins	Section 13.15
Year-End Financial Statements	Section 4.5

ARTICLE XIII
GENERAL

SECTION 13.1    Amendments. This Agreement may only be amended, modified or supplemented by an instrument in writing executed by each of the parties hereto.
SECTION 13.2    Waivers. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the party entitled to the benefits of such term, but such waiver shall be effective only if it is in a writing signed by the party entitled to the benefits of such term and against which such waiver is to be asserted. Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement nor shall any single or partial exercise of any right or privilege preclude any other or further exercise thereof or the exercise of any other right or privilege under this Agreement.
SECTION 13.3    Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be sufficiently given if (a) delivered personally, (b) sent by facsimile transmission, (c) sent by recognized international overnight courier, or (d) sent by electronic mail to the parties at the following addresses (or at such other address for any party as shall be specified by like notice); provided, that notices of a change of address shall be effective only upon receipt thereof. Notices sent by facsimile transmission or electronic mail (with hard copy to follow by recognized international overnight courier) shall be effective when sent during normal business hours on a Business Day (or on the next Business Day if sent after the close of normal business hours or on any non‑Business Day), and notices sent by courier guaranteeing next day delivery shall be effective on the Business Day following delivery to the courier.
(a)    If to Seller, to:
NRP (Operating) LLC
1201 Louisiana Street, Suite 3400
Houston, Texas 77002
Attn: Kathryn S. Wilson, Vice President, General Counsel and Secretary
Facsimile: (713) 751-7517
Email: kwilson@nrplp.com
With a copy (which shall not constitute effective notice) to:
Vinson & Elkins LLP
666 Fifth Avenue, 26th Floor
New York, New York 10103
Attn: Caroline Blitzer Phillips
Facsimile: (917) 849-5317
Email: cphillips@velaw.com
(b)    If to Buyer, to:
c/o Sun Capital Partners, Inc.
5200 Town Center Circle, Suite 600
Boca Raton, Florida 33486
Attn:    C. Deryl Couch
    Aaron Wolf
    Casey Lanza
Facsimile No.:    (561) 394-0540
E-Mail:    clanza@suncappart.com
awolf@suncappart.com
    dcouch@suncappart.com

With a copy (which shall not constitute effective notice) to:
Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attn:     Jeremy S. Liss, P.C.
    Matthew S. Arenson
Facsimile No.:    (312)862-2200
Email:     jeremy.liss@kirkland.com
    marenson@kirkland.com

SECTION 13.4    Successors and Assigns; Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned without the written consent of the other parties; provided, that notwithstanding the foregoing, Buyer may (x) after the Closing, assign its rights and obligations under this Agreement, in whole or in part, to (a) any Affiliate of Buyer or (b) any acquirer of all or substantially all of the equity or assets of Buyer (or any of its Affiliates, including the Acquired Companies) (whether such sale is structured as a sale of equity, a sale of assets, a merger, a recapitalization or otherwise) or (y) collaterally assign its rights under this Agreement, in whole or in part, to any lender to Buyer or any of its Affiliates, under the Debt Financing or otherwise, as security for obligations to such lender, in each case, without relieving Buyer of any obligations under this Agreement. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto and the Indemnified Parties (with respect to the provisions of Article XI), any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, and no other Person shall be deemed a third-party beneficiary under or by reason of this Agreement.
SECTION 13.5    Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.
SECTION 13.6    Entire Agreement. This Agreement (including the Disclosure Schedules and the Exhibits hereto, the other Transaction Documents and the documents and instruments executed and delivered in connection herewith and therewith, including the Equity Commitment Letter) and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, whether written or oral, among the parties or any of them with respect to the subject matter hereof, including that certain exclusivity agreement, dated as of November 4, 2018, by and between an Affiliate of Buyer and Seller, and there are no representations, understandings or agreements relating to the subject matter hereof that are not fully expressed in this Agreement, the other Transactions Documents or the other documents and instruments executed and delivered in connection herewith and therewith. All Exhibits and Disclosure Schedules attached to this Agreement are expressly made a part of, and incorporated by reference into, this Agreement.
SECTION 13.7    Specific Performance. Each party hereby acknowledges and agrees that the rights of each party to consummate the transactions contemplated hereby (including the satisfaction of any condition to Closing) are special, unique and of extraordinary character and that, if either party violates, fails or refuses to perform or otherwise breaches any covenant or agreement made by it herein or in any other Transaction Document, the non-breaching party will be without an adequate remedy at law. Prior to any valid termination of this Agreement pursuant to Section 10.1, if either party violates, fails or refuses to perform or otherwise breaches any such covenant or agreement made by such party herein or in any other transaction document, the non-breaching party subject to the terms hereof or thereof, may seek to institute and prosecute an action to seek to enforce specific performance of such covenant or agreement or seek any other equitable relief in connection herewith or therewith. Each party further agrees that (i) no party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 13.7, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument, and (ii) no party hereto will take action, directly or indirectly, in opposition to the party seeking equitable relief on the grounds that any other remedy or relief is available at Law or in equity.
SECTION 13.8    No Recourse. All Claims, obligations, liabilities, actions or Legal Proceedings (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may only be enforced against the parties hereto (the "Contracting Parties"). No Person who is not a Contracting Party, including any Affiliate of the Contracting Parties or any past, present or future director, officer, manager, owner, employee, agent or Representative (including any financial advisor or lender of any of the foregoing) of the Contracting Parties or any of their respective Affiliates shall have any Liability (whether in contract or in tort) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby; provided, however, that nothing in this Section 13.8 shall limit any liability of any Contracting Party for breaches of this Agreement, subject to Article XI.
SECTION 13.9    Governing Law. This Agreement, the other Transaction Documents and any Claim among the parties hereto with respect to the transactions contemplated hereby (whether sounding in contract, tort, statute or otherwise) that may arise out of or relate to the interpretation, construction, validity or enforcement of this Agreement or any other Transaction Document or the negotiation, execution or performance of this Agreement or any other Transaction Document or the transactions contemplated hereby and thereby shall be governed by and construed in accordance with the laws of the State of Delaware, including its statutes of limitations, without giving effect to any choice-of-law rules that would require the application of the laws of another jurisdiction.
SECTION 13.10    Consent to Jurisdiction; Waiver of Jury Trial.
(a)    THE PARTIES HEREBY IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF DELAWARE AND THE FEDERAL OR STATE COURTS LOCATED IN THE STATE OF DELAWARE OVER ANY DISPUTE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND EACH PARTY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH DISPUTE OR PROCEEDING SHALL BE HEARD AND DETERMINED IN SUCH COURTS. THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY DISPUTE ARISING OUT OF OR

RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY BROUGHT IN SUCH COURT OR ANY DEFENSE OF INCONVENIENT FORUM FOR THE MAINTENANCE OF SUCH DISPUTE. EACH PARTY AGREES THAT A JUDGMENT IN ANY SUCH DISPUTE MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW.
(b)    THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (i) ARISING UNDER THIS AGREEMENT OR (ii) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES THERETO TO OF THEIR RIGHT TO TRIAL BY JURY.
SECTION 13.11    Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear its own expenses (including, without limitation, fees and disbursements of its counsel, accountants and other experts) incurred by it in connection with the preparation, negotiation, execution, delivery and performance of this Agreement, each of the other documents and instruments executed in connection with or contemplated by this Agreement and the consummation of the transactions contemplated hereby. Notwithstanding the foregoing, Buyer shall pay one hundred percent (100%) of the fees and expenses payable to the Escrow Agent pursuant to the Escrow Agreement.
SECTION 13.12    Release of Information. The parties shall cooperate with each other in releasing information concerning this Agreement and the transactions contemplated hereby. No press releases or other public announcements concerning the transactions contemplated by this Agreement shall be made by any party without prior consultation with, and agreement of, the other party hereto, except (a) any legally required communication by any party or its Affiliates and then only with prior consultation with the other party to the extent practical and legally permissible and (b) any disclosure in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Section 13.12, Buyer, the Acquired Companies and their respective Affiliates may (i) issue any such releases of information which do not disclose the economic terms hereof, and (ii) provide ordinary course communications regarding this Agreement and the transactions contemplated hereby to existing or prospective direct or indirect equityholders or lenders, in each case, without conversation with or the consent of Seller.
SECTION 13.13    Disclosure Schedules. For purposes of the representations and warranties of each party contained herein, disclosure in any section of the Disclosure Schedules delivered by such party of any facts or circumstances shall be deemed to be adequate disclosure of such facts or circumstances with respect to all other Disclosure Schedules, whether or not such disclosure specifically identifies or purports to respond to one or more of such other Disclosure Schedules, if it is reasonably apparent on its face that such disclosure pertains to the subject matter of such other representations and warranties. The inclusion of any information in any section of the Disclosure Schedule or other document delivered by the parties pursuant to this Agreement shall not be deemed to be an admission to a third party or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.
SECTION 13.14    Certain Rules of Construction. The article and section headings and the table of contents contained in this Agreement are for convenience of reference only and shall in no way define, limit, extend or describe the scope or intent of any provisions of this Agreement. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. In addition, as used in this Agreement, unless otherwise provided to the contrary, (a) all references to days, months or years shall be deemed references to calendar days, months or years or (b) any reference to a "Section," "Article" or "Exhibit" shall be deemed to refer to a section or article of this Agreement, a Disclosure Schedule or an exhibit attached to this Agreement. Unless the context otherwise requires, the words "hereof," "herein," and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The words "include," "includes," or "including" shall be deemed to be followed by the words "without limitation." Unless otherwise specifically provided for herein, the term "or" shall not be deemed to be exclusive. Any reference to a Law shall include any rules and regulations promulgated thereunder. Currency amounts referenced herein are in U.S. Dollars. Any reference to a Contract set forth in this Agreement shall be construed as a reference to such Contract as amended, supplemented or otherwise modified from time to time, in accordance with the provisions thereof and hereof. Terms defined in the singular have the corresponding meaning in the plural and vice versa. The phrases "provided," "delivered" or "made available," by Seller when used herein, mean that the information or materials posted and accessible to Buyer and its Representatives in the on-line "virtual data room" for "Project Boulder" established by Merrill Datasite prior to the execution of this Agreement and remain so posted and accessible continuously through the Closing and for five (5) Business Days thereafter. Each of the parties hereto acknowledges that this Agreement has been prepared jointly by the parties hereto, and shall not be strictly construed against either party. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance.
SECTION 13.15    Waiver of Conflicts. Buyer and Seller agree that, notwithstanding any current or prior representation of Seller by Vinson & Elkins L.L.P. ("Vinson & Elkins"), Vinson & Elkins shall be allowed to represent Seller or any of its Affiliates in any matters and disputes adverse to Buyer that either is existing on the Closing Date or that arises in the future and, in each case, relates to this Agreement and the transactions contemplated hereby. Buyer hereby (i) waives any claim that it has or may have that Vinson & Elkins has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agrees that, in the event that a dispute arises with respect to matters related to this Agreement or any other Transaction Document and the transactions contemplated hereby or thereby after the Closing between Buyer or the Company, on the one hand, and Seller or any of its Affiliates, on the other hand, Vinson & Elkins may represent Seller or its Affiliates in such dispute even though the interests of Seller or its Affiliates may be directly adverse to Buyer or the Company and even though Vinson & Elkins may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company at any time prior to the Closing. Buyer (on behalf of itself and the Company) and Seller each further agree that any and all documents in Vinson & Elkins' files prior to the Closing which constitute attorney-client privileged communications or attorney work-product relating to this Agreement or any other Transaction Document, the transactions contemplated hereby or thereby, any offers or indications of interest relating to the Company or its assets or otherwise, in each case, relating to periods prior to the Closing which constitute attorney-client privileged communications or attorney work-products shall be the property of and shall be retained by Vinson & Elkins and shall not be delivered to Buyer or the Company.
SECTION 13.16    Counterparts. This Agreement may be executed in multiple counterparts (including by .pdf), each of which shall be deemed an original and all of which taken together shall constitute one instrument binding on all the parties, notwithstanding that all the parties are not signatories to the original or the same counterpart.
[Signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first above written.

SELLER:

NRP (OPERATING) LLC

By:	/s/ Kathryn Wilson
Name:	Kathryn Wilson
Title:	Vice President and General Counsel

BUYER:

VANTACORE INTERMEDIATE HOLDING, LLC

By:	/s/ Casey Lanza
Name:	Casey Lanza
Title:	Vice President

SIGNATURE PAGE TO PURCHASE AND SALE AGREEMENT

EXHIBIT A

WORKING CAPITAL ADJUSTMENT PRINCIPLES
(See Attached)

1

EXHIBIT B

FORM OF ASSIGNMENT AGREEMENT
This Assignment Agreement (this "Agreement") is made effective as of [_____________], 2018, by NRP (Operating) LLC, a Delaware limited liability company ("Assignor"), for the benefit of VantaCore Intermediate Holding, LLC, a Delaware limited liability company, with its registered office at [_____________] ("Assignee"). Capitalized terms used but not herein defined will have the meanings given to them in the Purchase and Sale Agreement (as defined below).
WHEREAS, Assignor and VantaCore Intermediate Holding, LLC, a Delaware limited liability company ("Buyer") have entered into that certain Purchase and Sale Agreement, dated as of November 16, 2018 (as it may be amended, supplemented, or modified from time to time, the "Purchase and Sale Agreement"), under which Assignor agreed to sell to Buyer, and Buyer agreed to purchase from Assignor the Interests, all on the terms and subject to the conditions set forth therein; and
WHEREAS, the Assignor is the current owner of the Interests.
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and in the Purchase and Sale Agreement, for payment by Buyer to Assignor of the Purchase Price and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.
Assignment. Assignor hereby sells, conveys, assigns, transfers and delivers to the Assignee all of its rights, title, interest and obligations in and to the Interests, free and clear of all Liens (except for Liens (i) arising under applicable securities Laws or (ii) created by Buyer or any of its Affiliates). The Assignee hereby accepts such Interests.

2.
No Modification of Purchase and Sale Agreement. This Agreement is an instrument of transfer and conveyance contemplated by, and is executed and delivered under and subject to, the Purchase and Sale Agreement, and nothing contained in this Agreement shall be deemed to modify any of the provisions of the Purchase and Sale Agreement, nor shall anything in this Agreement be deemed to modify, expand or enlarge any of the rights or obligations of the parties under the Purchase and Sale Agreement. In the event of a conflict between this Agreement and the Purchase and Sale Agreement, the Purchase and Sale Agreement controls.

3.
Waiver of Other Representations. Except for those representations and warranties expressly contained in Articles III and IV of the Purchase and Sale Agreement or in any other Transaction Document, the Interests are being transferred through the sale of the Interests "as-is, where is, with all faults" and Assignor expressly disclaims any representations or warranties of any kind or nature, express or implied, as to the condition, value or quality of the Acquired Companies and the Company Assets or the prospects, risks and other incidents of the Acquired Companies and the Company Assets, except for the

1

representations and warranties expressly contained in Articles III and IV of the Purchase and Sale Agreement or in any other Transaction Document.

4.
Waiver of Claims. For the avoidance of doubt but without limiting Assignee's rights under the Purchase and Sale Agreement, Assignee shall have no claims of any kind, direct or indirect, express or implied against Assignor pursuant to this Agreement.

5.	Miscellaneous. Sections 13.1, 13.2, 13.3, 13.4, 13.5, 13.9, 13.10 and 13.6 of the Purchase and Sale Agreement are hereby incorporated by reference, and shall apply hereto, mutatis mutandis.
[Signature page follows]

2

IN WITNESS WHEREOF, each of Assignor and Assignee has caused this Agreement to be duly executed as of the day and year first above written.

ASSIGNOR:

NRP (Operating) LLC

By:
Name:
Title:

ASSIGNEE:

VantaCore Intermediate Holding, LLC

By:
Name:
Title:

SIGNATURE PAGE TO ASSIGNMENT AGREEMENT

EXHIBIT C

FORM OF TRANSITION SERVICES AGREEMENT
(See Attached)

EXHIBIT D

FORM OF ESCROW AGREEMENT
(See Attached)